UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

	By:	/s/ Antonio García-Mon
	Name:	Antonio García-Mon
	Title:	Secretary of the Board of Directors
July 24, 2014

PRISA

Quaterly Results

2Q 2014 – July 2014

FIRST HALF 2014 HIGHLIGHTS

Group results

MAIN HEADLINES

- Adjusted EBITDA at constant currency (112 million euros) increases by 12.7% in the first half of the year (+ 5.4% in 2013 and +14.7% in 1Q2014)
  - Improvement in the evolution of advertising in Spain and Portugal,
  - Solid growth in Latam in local currency (in Santillana and Radio)
  - Cost reduction and control of capex in all areas of the group
- Focus on the execution of the refinancing plan:
  - Disposal of "Ediciones Generales" Business , sale of 3.69% stake of Mediaset Spain, debt by back at discount (165 million canceled with 121 million), agreement to sell 56% of Canal + Telefónica
  - Capital increase of 100 million Euros, according to certain banks to buy back 600 million euros of debt at a discount of at least 25%.
- The net result is -2,163 billion euros by the previously announced accounting impacts arising from the sale of Canal +.

Advertising in Spain and Portugal shows an improvement in the second quarter of the year

- The advertising market in Spain fell by 10.1% in 2013, with an important quarterly improvement (from -16.8% in 1Q to -1.7% in 4Q). In 1Q 2014, the Spanish ad market fell by -1.1% and 2Q the market grew by 4.3%
- In Spain, advertising Revenues in 1Q 2014 fall by -1.5% (-6.5% 1Q; +2.6% 2Q)
- In Portugal, advertising Revenues in Media Capital grow by 16,7% in 1H 2014 (+3,1% 1Q;26.4%2Q)

Latam activities show solid growth in local currency but negative FX impact, that is diluted in second quarter

- Solid growth in local currency in Education (+6.12%) and Radio (+12.36%) excluding the impact of the change in consolidation perimeter
- Negative impact from FX evolution that moderates in 2Q and reaches 55,5 million Euros in 1H 2014 revenues, 15.4 million at EBITDA level versus 47.6 and 15.8 in 1T 2014
- 81% Ebitda of the Group from this area at constant currency

The Group continues its transformation

- Adjusted digital advertising grows by 13%
- In the press division, digital advertising represents 29% of advertising revenues
- Average unique browsers to the Group's web sites grows by +19% reaching more than 88 million
- Digital education systems continue their development in Latin America, increasing the number of schools and pupils reached and improving margins.

Opex and capex control continues

- Fall in all operating expenses of 36.2 million euros
- Adjusted personnel expenses fall by 25.4 million Euros (-11.6%)
- There has been renewed the entire collective agreements and has reached agreements to reduce employ workers in several areas
- Capex reduced to a minimum to cannel resources to growth areas, mainly Santillana

The Group continues with its focus on the execution of the refinancing plan

- Sale of the Trade Publishing Division (Ediciones Generales)
- Sale of the 3.69% of Mediaset Spain.
- The funds obtained from the sale of the stake in Mediaset Spain (121 million) were used to the repurchase of debt by auction at a price of 72.38%
- Sale of 56% stake Canal + to Telefónica for an initial amount of 750 million Euros.
- The total net debt of the Group as of June 30th amounts to 3,225.13 million Euros.
- Agreement with certain banks to repurchase 600 million of its debt (included the 100 million of capital increase) with a minimum discount of 25% until 31 December 2014.

Results by business division

Education

- **In 1H 2014 almost all the campaigns from south Area have been closed showing good performance in local currency.**
- **The Campaigns of Spain, Mexico and the institutional from Brazil are in placement** (Spain and Mexico) and promotion (Brazil) phases.
- **In Spain 1H 2014 there is a delay in sales compared to 2013 results of 14.5 million Euros**, due to the difficulties of implantation of the new education law that is not following the same pace in the different regions. It's expected a correction of the delay in the coming months and the completion of the campaign with growth compared to 2013.
- **Digital education systems (UNO and Compartir) continue their development in Latin America** improving their profitability.
- **The adjusted revenue in local currency increased by +1.2% (Spain -29.9% and Latam +4.4%):** Brazil (-0.7%), Chile (+13.9%), Argentina (+29.9%), Ecuador (+37.2%) Central North America (+21.3%, Central South America (+38.7%). Exchange rate has a negative impact on revenues of 45,4 million in Santillana 1H 2014.

- **Adjusted EBITDA grows by 5.4% in local currency (-16.4% in Euros), within FX impact of 13.2** million euros.

Radio

- **Advertising in Spain grow by 0.9%, showing a clear improvement in the 2Q (-2.9% 1Q;+3.9%2Q)**
- **Advertising in Latam grows in local currency in all countries.**
  Reported results are impacted by:
  - FX has a negative impact in radio revenues of 8.4 million Euros
  - Change in consolidation of Mexico & Costa Rica, which are integrated through equity on the back of an international accounting law change, adopted by the EU and which impacts since January 2014.
- Excluding this impact, advertising revenues in Radio Latam would have grown by 12.8%.

- **Adjusted EBITDA** in Radio reached 29.85 million Euros (+43.6%) in 1H 2014, being the FX impact 1.6 million Euros.

Press

- **Printed advertising revenues** fall by -4.1%,(El País - 7,4% y AS +11,7%) with a significant quaterly improvement (-10,6%1Q; +1,4%2Q).
- **Traditional advertising revenues fall by 10.8% which are partially compensated by the excellent performance of the Digital advertising revenues which** grow by 17.3% and already represent 28.9% of the division's advertising revenues. We highlight the strength of AS where digital advertising revenues already represent over 50% of the total, with a growth of +24.6%.
- **Circulation revenues** fall by -14.7%
- **Strong growth in Other Revenues (43.7%),** mainly promotions (+112.2%). In 1H revenues deductions of 4.7 million have been generated. This amount hasn't been registered as revenues versus 0.8 million registered in 1H 2013.
- **Adjusted EBITDA in press** reaches 7.3 million Euros (-35.6% compared to 1H 2013)

Media Capital

- **Advertising Revenues** increase by +16.7% in 1H 2014(1Q +5.3%:2Q +26.4%). Very good performance both on TV (+17.4% in 1H 2014) as well as on radio (+9.1%).
- **Adjusted EBITDA** reaches 19.4 million Euros and grows by 9.7 % on the back of the stability of Revenues and a strong effort to control the costs.

Sale of Canal +

On June 2014 the contract to sell 56% stake of Canal+ with Telefónica was formalized at initial amount of 750 million euros:
- **The price is subject to customary adjustments** in such operations until the closing of the transaction
- The operation is already approved by the representative panel of the financing banks and is subjected to the authorization of the competition authorities.
- It generates an **accounting loss** in the consolidated accounts of Prisa of **2,064 million euros** and 750 million in the individual accounts, This loss in the individual generates an **asset imbalance**, although the **refinancing agreement provides a mechanism for automatic conversion** of a portion of section 3 of the debt into equity loans for a sufficient sum to compensate for this **asset imbalance**.
- **The results of this transaction** are presented in the consolidated income statement under ***"Result from discontinued operations"*** and the assets and liabilities as ***"Non-current assets held for sale"*** and ***"Liabilities associated with non-current assets held for sale"***.

Consolidated P&L

The comparison of the results of the first half of 2014 and 2013 is affected by extraordinary items recorded under both revenues, expenses, amortizations & provisions. To conduct a homogeneous comparison, we are presenting a profit and loss account adjusting these extraordinary items:

	JANUARY - JUNE			APRIL-JUNE		
Eur Million	**2014**	**2013**	**Chg.%**	**2014**	**2013**	**Chg.%**
Operating Revenues	688,00	740,88	(7,1)	350,50	360,00	(2,6)
EBITDA	88,37	104,97	(15,8)	50,73	43,00	18,0
EBITDA Margin	12,8%	14,2%		14,5%	11,9%	
EBIT	14,56	36,84	(60,5)	6,10	7,00	(12,9)
EBIT Margin	2,1%	5,0%		1,7%	1,9%	
Net financial result	(50,91)	(73,47)	30,7	(5,55)	(35,89)	84,5
Interest on debt	(64,77)	(56,74)	(14,1)	(30,95)	(32,71)	5,4
Other financial results	13,85	(16,73)	182,8	25,40	(3,18)	-
Result from associates	(4,00)	7,32	(154,6)	(0,35)	5,44	(106,4)
Profit before tax	(40,36)	(29,32)	(37,7)	0,20	(23,45)	100,8
Income tax expense	(23,40)	1,09	-	(33,62)	(0,11)	-
Results from discontinued activities	(2.104,80)	(233,08)	-	(2.083,24)	(227,21)	-
Minority interest	5,43	89,51	(93,9)	1,10	91,38	(98,8)
Net profit	(2.163,13)	(171,79)	-	(2.115,56)	(159,39)	-
Adjusted Operating Revenues	635,76	696,02	(8,7)	312,42	335,54	(6,9)
Adjusted EBITDA	96,78	99,49	(2,7)	42,63	38,42	11,0
Adjusted EBITDA Margin	15,2%	14,3%		13,6%	11,4%	
Adjusted EBIT	36,32	41,13	(11,7)	7,92	8,61	(8,0)
Adjusted EBIT Margin	5,7%	5,9%		2,5%	2,6%	
Results at constant currency	**2014**	**2013**	**Chg.%**	**2014**	**2013**	**Chg.%**
Operating revenues at constant currency	691,23	696,02	(0,7)	320,24	335,54	(4,6)
EBITDA at constant currency	112,16	99,49	12,7	42,20	38,42	9,8
Adjusted EBITDA Margin	16,2%	14,3%		13,2%	11,4%	
EBIT at constant currency	47,03	41,13	14,3	6,51	8,61	(24,4)
Adjusted EBIT Margin	6,8%	5,9%		2,0%	2,6%	

During the first six months of the year, excluding extraordinary items and exchange rate:

- **Operating revenue fall by -0.7%.**
- **Adjusted EBITDA grows by 12.7%.**
- **Significant improvement of margins is achieved.**

Index

1_ Market environment

a_ Economic environment in Spain and Portugal

Despite the difficult economic environment that Spain and Portugal are going through since the beginning of the crisis in 2007, since 2013 a quarterly change in trend is taking place, which is expected to continue throughout the rest of 2014 and 2015.

- Spanish GDP fell by -1.2% in 2013, although quarterly GDP went from a -2% decrease in the 1Q to a fall of just -0.2% in the 4Q (according to INE, Spanish Statistic Institute). In the first quarter of 2014, according to the Bank of Spain, GDP grows by +0.4% (strongest growth in the past 6 years).
- As for **Portugal**, in 2013 GDP fell by -1.4% and the same change in trend took place although with much higher volatility. Quarterly GDP went from a fall of -4% in the 1Q to a growth of +1.7% in 4Q (according to Bank of Portugal).

GDP growth in Spain & Portugal (%)


3,3
0,0
-2,9
-3,8
1,9
-0,1
0,1
-1,3
-1,7
-3,2
-1,2
-1,4
1,1
0,9
1,5
1,0
2008
2009
2010
2011
2012
2013
2014E
2015E
España
Portugal

Source: INE (Spanish statistic institute), IMF, Bank of Portugal

Quarterly GDP growth in Spain & Portugal (%)


Spain
-1,7
-2,1
-2
-1,6
-1,1
-0,2
0,4
0,5
3Q12 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14
Portugal
-3,6
-3,8
-4,1
-2,0
-1,0
1,5
1,3
3Q12 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14

Source: INE (Spanish statistic institute), Bank of Portugal

The improvement observed in the economic environment has had its reflection in private consumption. Private consumption in Spain went from a fall of -7.4% in 2012 to a fall of just -2.3% in 2013 (according to INE), in the sixth consecutive year of declines. Given the improvement in the first semester (0.16% growth until May), we can estimate a growth of this variable between 0% and 0.2% per annum for the whole of 2014.

Annual growth of private consumption in Spain (%)


-5,9
-5,5
-1,7
-5,6
-7,4
-4
0,2
0,7
2008 2009 2010 2011 2012 2013E 2014E 2015E

Source: INE (Spanish statistic institute)

In terms of quarterly evolution, private consumption has also showed a significant turnaround from 2013 when it happened to fall -9.9% in Q1 to grow by +0.5% in Q4. During the first quarter of 2014, private consumption has remained flat according to INE, growing again by 0.5% in the second quarter. Therefore, during the Q1 2014 this variable shows a slight growth of 0.2% in average quarterly rates.

Quarterly growth of private consumption in Spain (%)


-3,2 -5,0 -6,4 -8,3 -8,6 -6,4 -4,2 -3,4 -0,6 -1,0 -2,2 -2,8 -5,7 -5,2 -5,1 -7,0 -3,4 -6,9 -8,0 -9,5 -9,9 -4,7 -1,4 0,5 0,0 0,5
1T08 2T08 3T08 4T08 1T09 2T09 3T09 4T09 1T10 2T10 3T10 4T10 1T11 2T11 3T11 4T11 1T12 2T12 3T12 4T12 1T13 2T13 3T13 4T13 1T14 2T14

Source: INE (Spanish statistic institute)

For 2014 an improvement in the economic environment is expected for both Spain and Portugal. We expect GDP growth of +0.9% and +1.2% according to IMF. For 2015 we expect growth of +1.0% and +1.5% respectively. As for private consumption, +0.2% in 2014 & +0.7% in 2015 are expected.

b_ Advertising market evolution

The Group's divisions are directly exposed to the Spanish advertising market through Radio, Press and Digital, as well as Pay TV, though less so. In addition the Group is also exposed to the Portuguese advertising market through its FTA TV (TVI) and Radio businesses.

During 2013, advertising investment showed a change in trend, in line with that of the economic environment. According to public sources (i2p) **advertising investment in Spain fell by -10.1% in 2013** compared to a fall of -18% in 2012. In 2014 total advertising market is expected to increase by +1.8%.

Annual growth of advertising investment in Spain (%)


8,8 6,2 5,4 -11,4 -21,9 2,3 -7,0 -18,0 -10,1 1,8
2005 2006 2007 2008 2009 2010 2011 2012 2013 2014E

Source: i2p (June 2014)

The behaviour of the market in the **third and fourth quarter 2013 standalone showed an important improvement.** Advertising investment in Spain went from a fall of -16.8% in the first quarter to a fall of just -1.7% in the fourth.

In 1Q 2014, advertising investment still fell by -1.1%, changing its trend in 2Q for an increase of 4,34% and reaching an increase of 1.8% throughout 1H 2014 (as per June 2014 i2p report).

Quarterly growth of advertising investment in Spain (%)


4,3
-0,6
-9,0
-8,4
-9,2
-15,1
-16,2
-16,9
-23,1
-16,8
-13,0
-3,0
-1,7
-1,1
1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14

Source: i2p (June 2014)

Expectations for the rest of 2014 are of a further improvement with an expected growth (according to i2p) of +1.8%, with a positive performance of all sectors except press, where the falls are expected to slow down compared to 2013.

Advertising investment in Spain (%)


Internet
4,8
-2,5
Television
4,7
-7,5
Cinema
19
-10,3
Outdoor
2,2
-11,5
Radio
1,6
-10,6
Press
-4,8
-14,8
Magazines
-4,7
-18,7
Sunday paper
-9,1
-23,8
2014E
2013

Source: i2p (June 2014)

c_ Economic environment in Latin America

The economic growth of Latam countries where PRISA has exposure have continued to show strength during 2013. This growth is expected to continue during the rest of 2014, 2015 and 2016 according to IMF estimates (from April 2014).

Latam GDP growth (%)


8%
6%
4%
2%
0%
-2%
-4%
-6%
2007 2008 2009 2010 2011 2012 2013 2014E 2015E 2016E
Brazil
Mexico
Colombia
Chile

Source: IMF (April 2014)

Despite the strength of the economic environment, the Group's results from Latin America have been negatively impacted by the **weakness of the Exchange rate** in the region. This negative impact reached 55.5 million Euros at revenue level and 15.4 million Euros at EBITDA in the first half of the year. As a result, reported adjusted revenues from Latin America fell by -12.6% compared to +6.0% at constant currency, and adjusted EBITDA falls by -2.5% compared to +16.6% at constant currency (excluding the impact from the change in consolidation perimeter of the Group).

Exchange rate vs. the Euro 2013 - 2014


130
120
110
100
90
1-Jan
1-Mar
1-May
1-Jul
1-Sep
1-Nov
1-Jan
1-Mar
1-May
1-Jul
Brasil
México
Colombia
Chile

	Brasil	México	Colombia	Chile
1Q 2013	2.64	16.69	2,365.27	623.76
2Q 2013	2.70	16.30	2,433.00	633.41
3Q 2013	3.03	17.11	2,526.75	671.48
4Q 2013	3.10	17.73	2,604.18	703.22
1Q 2014	3.24	18.13	2,747.88	756.11
2Q 2014	3.06	17.83	2,624.31	760.69
1Q14 / 1Q13	**22.83%**	**8.63%**	**16.18%**	**21.22%**
2Q14 / 2Q13	**13.24%**	**9.38%**	**7.86%**	**20.09%**

Source: Bloomberg

2_ Main operating indicators

a_ Group operating results

Group Operating Results	JANUARY - JUNE			APRIL-JUNE		
Eur Million	2014	2013	Chg.%	2014	2013	Chg.%
Operating Revenues	**688,00**	**740,88**	**(7,1)**	**350,50**	**360,00**	**(2,6)**
Spain	283,78	294,13	(3,5)	175,88	178,55	(1,5)
Portugal	88,16	85,32	3,3	48,78	46,88	4,1
Latam	316,06	361,42	(12,6)	125,85	134,57	(6,5)
Operationg expenses	**599,63**	**635,90**	**(5,7)**	**299,77**	**316,91**	**(5,4)**
Spain	292,11	295,62	(1,2)	149,43	152,90	(2,3)
Portugal	70,76	70,38	0,6	36,64	33,95	7,9
Latam	236,76	269,91	(12,3)	113,70	130,06	(12,6)
EBITDA	**88,37**	**104,97**	**(15,8)**	**50,73**	**43,00**	**18,0**
EBITDA Margin	*12,8%*	*14,2%*		*14,5%*	*11,9%*	
Spain	-8,33	-1,49	-	26,45	25,65	3,1
Portugal	17,40	14,94	16,4	12,14	12,93	(6,1)
Latam	79,31	91,52	(13,3)	12,14	4,42	174,9
EBIT	**14,56**	**36,84**	**(60,5)**	**6,10**	**7,00**	**(12,9)**
EBIT Margin	*2,1%*	*5,0%*		*1,7%*	*1,9%*	
Spain	-43,10	-29,85	(44,4)	2,40	9,98	(76,0)
Portugal	13,26	10,11	31,1	10,17	10,52	(3,4)
Latam	44,40	56,58	(21,5)	-6,46	-13,50	52,1
Adjusted Operating Revenues	**635,76**	**696,02**	**(8,7)**	**312,42**	**335,54**	**(6,9)**
Adjusted EBITDA	**96,78**	**99,49**	**(2,7)**	**42,63**	**38,42**	**11,0**
Adjusted EBITDA Margin	*15,2%*	*14,3%*		*13,6%*	*11,4%*	
Adjusted EBIT	**36,32**	**41,13**	**(11,7)**	**7,92**	**8,61**	**(8,0)**
Adjusted EBIT Margin	*5,7%*	*5,9%*		*2,5%*	*2,6%*	

b_ Extraordinary impact and changes in consolidation perimeter

We show below the main extraordinary impacts:

Extraordinary Items	JANUARY - JUNE		APRIL-JUNE	
Eur Million	2014	2013	2014	2013
One-offs in operating revenues	**52,24**	**44,85**	**38,09**	**24,46**
Advertising sponsorship adjustment	1,47	0,00	1,018	0,00
Consolidation perimeter adjustment	(9,64)	0,00	(5,65)	0,00
Trade Publishing	60,41	44,85	42,719	24,46
One-offs in operating expenses	**60,65**	**39,37**	**29,99**	**19,88**
Redundancies	29,67	7,24	16,549	3,29
Advertising sponsorship adjustment	1,47	0,00	1,018	0,00
Consolidation perimeter adjustment	(6,10)	0,00	(3,53)	0,00
Non recurrent retirement complement	6,00	0,00	0,00	0,00
Trade Publishing	29,6100	32,12	15,95	16,59
One-offs in amortization & provisions	**13,35**	**9,78**	**9,92**	**6,19**
Fondo de comercio	6,79	0,00	6,79	0,00
Trade Publishing	7,13	9,78	3,43	6,19
Consolidation perimeter adjustment	(0,57)	0,00	(0,30)	0,00

a) **Redundancies:** The extraordinary expenses from redundancies reaches 29.67 million Euros in the first half of 2014, compared to the 7.24 million of the same period in 2013.

b) **Advertising sponsorships:** Revenues and expenses from the sponsorship of certain events which are considered extraordinary, though they have no impact at EBITDA level.

c) In 2014 certain **changes in the consolidation perimeter have taken place:** Mexico and Costa Rica are integrated through equity consolidation instead of proportional consolidation.

c_ Foreign exchange impact

As previously explained, the exchange rate has had a negative impact in the Group's operating results. The exchange rate impact has been of 55.5 million Euros at revenue level, 15.4 million at EBITDA level and 10.7 million at EBIT level.

We show in the following table **the evolution of Revenues, EBITDA and EBIT at constant currency,**

- Revenues would have fallen by -0.7% instead of falling by -7.1%,
- Adjusted EBITDA have grown by 12.7% instead of falling by -15.8% in Euros.

Results at constant currency	JANUARY - JUNE			APRIL-JUNE		
Eur Million	2014	2013	Chg.%	2014	2013	Chg.%
Operating revenues at coantant currency	**743,46**	**740,88**	**0,3**	**350,07**	**360,00**	**(2,8)**
Latam	371,53	361,42	2,8	133,67	134,57	(0,7)
EBITDA at constant currency	**103,75**	**104,97**	**(1,2)**	**50,30**	**43,00**	**17,0**
EBITDA Margin	*14,0%*	*14,2%*		*14,4%*	*11,9%*	
Latam	94,69	91,52	3,5	11,71	4,42	165,2
EBIT at constant currency	**25,27**	**36,84**	**(31,4)**	**4,69**	**7,00**	**(33,0)**
EBIT Margin	*3,4%*	*5,0%*		*1,3%*	*1,9%*	
Latam	55,11	56,58	(2,6)	(7,87)	(13,50)	41,7
Adjusted operating revenues at constant currency	**691,23**	**696,02**	**(0,7)**	**320,24**	**335,54**	**(4,6)**
Adjusted EBITDA at constant currency	**112,16**	**99,49**	**12,7**	**42,20**	**38,42**	**9,8**
Adjusted EBITDA Margin	*16,2%*	*14,3%*		*13,2%*	*11,4%*	
Adjusted EBIT at constant currency	**47,03**	**41,13**	**14,3**	**6,51**	**8,61**	**(24,4)**
Adjusted EBIT Margin	*6,8%*	*5,9%*		*2,0%*	*2,6%*	

3_ Education business

EDUCATION- PUBLISHING	JANUARY - JUNE			APRIL - JUNE		
	2014	2013	% Chg.	2014	2013	% Chg.
Revenues	**324,42**	**350,36**	**(7,4%)**	**153,49**	**150,01**	**2,3%**
Spain	68,69	60,48	13,6%	62,20	55,16	12,8%
International	255,73	289,88	(11,8%)	91,29	94,85	(3,8%)
Operating expenses	**255,01**	**278,18**	**(8,3%)**	**129,76**	**139,85**	**(7,2%)**
EBITDA	**69,42**	**72,18**	**(3,8%)**	**23,73**	**10,17**	**133,4%**
% margin	21,4%	20,6%		15,5%	6,8%	
EBIT	**27,03**	**33,53**	**(19,4%)**	**(1,45)**	**(11,47)**	**87,4%**
% margin	8,3%	9,6%		(0,9%)	(7,6%)	
One-offs in operating revenues	**60,41**	**44,85**		**42,72**	**24,46**	
Trade Publishing	60,41	44,85		42,72	24,46	
One-offs in operating expenses	**41,45**	**33,02**		**26,98**	**17,12**	
Redundancies	11,84	0,90		11,03	0,54	
Trade Publishing	29,61	32,12		15,95	16,59	
One-offs in Amort. & Provisions	**13,92**	**9,78**		**10,22**	**6,19**	
Goodwil	6,79	0,00		6,79		
Trade Publishing	7,13	9,78		3,43	6,19	
Adjusted Revenue	**264,01**	**305,50**	**(13,6%)**	**110,77**	**125,55**	**(11,8%)**
Adjusted EBITDA	**50,46**	**60,35**	**(16,4%)**	**7,99**	**2,83**	**182,7%**
% adjusted margin	19,1%	19,8%		7,2%	2,3%	
Adjusted EBIT	**21,98**	**31,47**	**(30,2%)**	**(7,0)**	**(12,6)**	**44,8%**
% adjusted margin	8,3%	10,3%		(6,3%)	(10,1%)	
Adjusted Revenues at constant fx rate	**309,40**	**305,50**	**1,3%**	**113,63**	**125,55**	**(9,5%)**
Adjusted EBITDA	**63,61**	**60,35**	**5,4%**	**6,29**	**2,83**	**122,6%**
% adjusted margin	20,6%	19,8%		5,5%	2,3%	
Adjusted EBIT	**31,17**	**31,47**	**(1,0%)**	**(9,2)**	**(12,6)**	**27,2%**
% adjusted margin	10,1%	10,3%		(8,1%)	(10,1%)	

a_ Market position

Santillana, PRISA's education business, maintains a leading position in practically all countries where it operates. In Spain, Santillana has a market share of 19.3%.

We detail below the market share and position of Santillana in its main markets, according to the latest data available:

Market share and position of PRISA's education business

Country	Market share	Market position
Spain	19,3%	1
Brazil	19,9%	1
Mexico	17,4%	1
Argentina	27,6%	1
Chile	38,8%	1
Colombia	17,2%	1
Portugal	7,1%	3

Source: PRISA internal estimates December 2013, Mexico: 23,4 % including UNO

b_ Operating revenues

Operating Revenues of the Education business are seasonal and depend on the education campaigns of each of the 22 countries where Santillana is present. During the first half of the year, all of the campaigns of the southern area take place, including the following countries: Brazil (regular sale), Colombia, Costa Rica, Panama, Nicaragua, Guatemala, Honduras, El Salvador, Uruguay, Chile, Bolivia, Argentina, Paraguay, Peru and Ecuador.

Results of the first six months of the year, also included part of outstanding campaigns from North area, mainly Spain and Mexico, which are in the phase of placing books.

Adjusted education revenues in the 1H of the year have been negatively affected by the evolution of Exchange rates, which impact Revenues in 45.4 million Euros and EBITDA in 13.2 million. Excluding this impact, Revenues would have grown by 1.3% and EBITDA would have grown 5.4%.

In the evolution of first half revenues there is to highlight:

a) **The evolution of the southern area campaigns**, which together show a good performance in local currency except for Peru (largely due to there was a non-recurring significant institutional selling in 2013)

b) **Spain,** which is still placing books but the campaign shows a delay compared to 2013, due to the implementation of the new education law and the different pace of such implementation across the different regions. This delay of 14.5 million Euros compared to 2013, is expected to be corrected in the coming months, expecting to finish the campaign in Spain with a growth compared to 2013.

c) **Mexico**, which is fully in the placement phase, but whose evolution is expected to be positive by the end of the year.

d) **Brazil**, which its institutional campaign has not started yet and given the list of titles approved by the government and where is expected to be hard to keep the previous Secondary Education program share of market, although the campaign as a whole should be positive compared to last year.

The contribution to the division's Revenues of the different countries where Santillana is present, separating the contribution of traditional Education (including education system Compartir) and education Sistema UNO is as follows:

	OPERATING REVENUES			REVENUES LOCAL CURRENCY		
EDUCATION	**1S 2014**	**1S 2013**	**Ch. %**	**1S 2014**	**1S 2013**	**Ch. %**
Santillana Total	**264,01**	**305,50**	**(13,6%)**			**1,3%**
Traditional education & Compartir	**231,64**	**274,34**	**(15,6%)**			
Spain	34,46	48,51	(29,0%)	34,31	48,51	(29,3%)
Brazil	60,46	73,97	(18,3%)	195,55	196,94	(0,7%)
Mexico	31,01	35,76	(13,3%)	550,59	588,13	(6,4%)
Argentina	18,57	23,45	(20,8%)	202,70	156,03	29,9%
Chile	20,74	22,10	(6,2%)	15.714,88	13.802,88	13,9%
Colombia	3,52	3,58	(1,5%)	9,92	8,52	16,5%
Other countries	62,88	66,97	(6,1%)			-
UNO system	**32,08**	**31,10**	**3,1%**			
Spain	0,10	0,00	---	0,10	0,00	---
Brazil	16,10	15,19	6,0%	50,30	40,23	25,0%
Mexico	11,62	11,06	5,0%	210,37	181,98	15,6%
Colombia	4,25	4,85	(12,4%)	11,64	11,53	1,0%
Other	**0,29**	**0,06**	**n.r.**			

As a result of the above, **the geographical split** of Revenues **is as follows:**

Geographical split of education revenues (%)

January – June 2014


Spain
13,0%
Brasil
29,0%
Brazil
28,9%
Mexico
16,1%
Chile
7,9%
Argentina
7,0%
Other
24,0%

January - June 2013


Spain
15,8%
Brasil
29,2%
Brazil
29,1%
Mexico
15,3%
Chile
7,2%
Argentina
7,7%
Other
21,9%

c_ Operating expenses and capex

Adjusted **operating expenses are reduced in 1H 2014 by 12.8%.** This reduction responds to:

- **Lower expenses by business line**: traditional education and Compartir (-10,3% or 20,7 million Euros), Sistema UNO (-23,9%, 8 million Euros)
- **Lower expenses by concept**: personnel expenses (-4.4%, -3.2 million euros, excluding redundancy expenses), external services (-11.5%, 10 million euros) and IP rights (-7.3%, 0.7 million euros).

As for Capex, Santillana undertakes investments for a total of **28.7 million Euros in 1H 2014 (-20.2%)**.

d_ EBITDA

Education EBITDA in the first qhalfof 2014 reaches 50.5 million Euros (-16.4%). This fall is greatly due to the negative impact of the exchange rate. At constant currency, **EBITDA grows by 5.4% and reaches 63.6 million Euros.**

The adjusted EBITDA contribution of the different countries where Santillana is present, separating the contribution of the different business lines (traditional education and Compartir, UNO system and other) is as follows:

	EBITDA			EBITDA LOCAL CURRENCY		
EDUCATION	**1S 2014**	**1S 2013**	**Ch. %**	**1S 2014**	**1S 2013**	**Ch. %**
Santillana Total	**50,46**	**60,35**	**(16,4%)**			**5,4%**
Traditional education & Compartir	**51,14**	**73,09**	**(30,0%)**			
Spain	0,60	11,20	n.r.	(8,19)	1,47	n.r.
Brazil	13,78	19,67	(29,9%)	47,49	51,91	(8,5%)
Mexico	6,61	8,54	(22,6%)	114,41	139,92	(18,2%)
Argentina	8,41	10,76	(21,8%)	92,73	70,90	30,8%
Chile	9,61	10,16	(5,4%)	7.298,72	6.345,68	15,0%
Colombia	(1,61)	(2,17)	(25,7%)	(4,00)	(5,26)	(23,9%)
Other countries	13,75	14,94	(8,0%)	n.a.	n.a.	n.a.
UNO system	**6,39**	**(2,68)**	**n.r.**			
Spain	(0,06)	(0,00)	—	(0,06)	(0,00)	—
Brazil	2,84	(3,60)	n.r.	8,45	(9,79)	n.r.
Mexico	3,00	1,37	118,8%	54,82	22,71	141,4%
Colombia	0,62	(0,44)	n.r.	1,85	(1,18)	n.r.
General Publishing	**0,00**	**0,00**				
Spain	0,00	0,00	n.r.	0,00	0,00	n.r.
International	0,00	0,00	n.r.	n.a.	n.a.	n.a.
Other	**(7,06)**	**(10,07)**	**n.r.**			

e_ Digital development – Digital education systems (UNO & Compartir)

Sistema UNO: It is a complete pedagogic service, constructed through the collaboration with the school management, offering forming and evaluation, a bilingual education and the digitalization of the education system (including the class). It is a system that includes the school owners, directors, teachers, pupils and parents.

The proposal includes:

- **Content**: printed material (pupil, teacher, class) and digital material (pupil and teacher)
- **Digital platform**: hardware (ipads, servers, projectors etc) and software (apps, support…)
- **Evaluation**: school and national exams (MAPCO, PISA, Cambridge)
- **Training**: for directors, teachers, pupils and parents, through conferences, seminars, events, tutorials and digital services etc

Business model:

- The business is B2B, with direct agreements with the schools (4 year agreements) and direct payment by the parents.
- The Price is higher than the traditional package of books offered to schools.
- The digitalization of classes is offered, as well as the chance of having a Tablet (ipad) per pupil.
- It implies the transformation of printed material with a digital elements to a system which is fully digital.
- The education process development is planned and managed completely through Sistema UNO.

The geographical presence: Sistema UNO has been launched in Brazil, Mexico and Colombia with considerable success in each of the three.

The results: In the first half of 2014, the results of Sistema UNO continue showing a good behaviour in local currency and improving profitability, once adjusted the effects of anticipation of sales which took place in Brazil and Colombia

KPIs:

- **Brazil:** Sistema UNO is present in 327 schools and reaches 111,505 pupils.
- **Colombia:** Sistema UNO is present in 81 schools and reaches 27,793 pupils.
- **Mexico: The education campaign in** Mexico takes place in 435 schools and reaches 126.169 pupils.
- **Total: Sistema UNO is present in 843 schools and reaches 265,467 pupils.**

Sistema COMPARTIR: An initiative directed towards facilitating the incorporation of technology to schools in a less radical way tan Sistema UNO. It implies the introduction to the digital world instead of an alternative education proposal for the schools. If provides the schools with a solution to face the need of introduce technological changes, when they are more reluctant of abandoning the traditional education system of printed books.

The proposal: offers text books which are enriched with digital content and access to hardware and software at preferential prices to slowly increase the digital exposure of the school.

- **Content:** same content as traditional education but with additional services.
- **Evaluation.**
- **Digitalization of classrooms:** including hardware to improve the education experience of pupils.
- **Online content**: Santillana plus (web page for pupils and teachers) and Twig (educational videos in biology, physics, chemistry and natural science).
- **Learning Management System (LMS):** integration of the learning community (pupil, teacher, parents) in a customizable platform which simplifies the education management.

Business model:

- The business is B2B, with agreements with the schools (for 3 years) with a payment per subscription
- The system is given directly to the schools
- There are several options so that the individual needs of the schools are met
- Santillana has an agreement with hardware providers for the schools that adopt Compartir

Geographical presence: Sistema Compartir is much more extended than UNO, with presence in Argentina, Brazil, Northern and Southern Central America, Chile, Colombia, Ecuador, Mexico and Dominican Republic. In February 2015 is launched in Peru.

Of these countries, in the first quarter of 2014 only the Southern Hemisphere campaigns have taken place. The contribution to revenues and EBITDA of these campaigns are included together with those of traditional education shown in the tables above.

As for its KPIs, **Sistema Compartir reaches 1,110 schools and 361,630 pupils.**

4_ Radio business

RADIO	JANUARY - JUNE 2014	JANUARY - JUNE 2013	JANUARY - JUNE % Chg.	APRIL - JUNE 2014	APRIL - JUNE 2013	APRIL - JUNE % Chg.
Revenues	**143,89**	**155,34**	**(7,4%)**	**82,06**	**85,83**	**(4,4%)**
Advertising	132,17	*141,70*	(6,7%)	75,49	*78,45*	(3,8%)
Spain	*77,49*	*76,80*	*0,9%*	*44,04*	*42,36*	*4,0%*
International	*54,56*	*64,86*	*(15,9%)*	*31,40*	*36,04*	*(12,9%)*
*Other**	*0,12*	*0,04*	—	*0,05*	*0,05*	*15,2%*
Others	11,73	13,63	(14,0%)	6,57	7,38	(10,9%)
Operating expenses	**123,22**	**136,36**	**(9,6%)**	**63,75**	**69,30**	**(8,0%)**
EBITDA	**20,68**	**18,98**	**8,9%**	**18,32**	**16,53**	**10,8%**
% margin	14,4%	12,2%		22,3%	19,3%	
EBIT	**13,29**	**9,66**	**37,6%**	**14,23**	**11,99**	**18,7%**
% margin	9,2%	6,2%		17,3%	14,0%	
One-offs in operating revenues	**(9,41)**	**0,00**		**(5,42)**		
Consolidation padjustment	0,24			0,24		
Consolidation perimetre adjustment	(9,65)			(5,66)		
One-offs in operating expenses	**(2,06)**	**1,82**		**(1,81)**	**0,85**	
Redundancies	3,90	1,82		1,51	0,85	
Consolidation padjustment	0,24			0,24		
Consolidation perimetre adjustment	(6,20)			(3,57)		
One-offs in Amort. & Provisions	**(0,57)**	**0,00**		**(0,30)**	**0,00**	
Consolidation perimetre adjustment	(0,57)	0,00		(0,30)	0,00	
Adjusted Revenues	**153,30**	**155,34**	**(1,3%)**	**87,48**	**85,83**	**1,9%**
Adjusted EBITDA	**28,02**	**20,80**	**34,8%**	**21,92**	**17,38**	**26,2%**
% adjusted margin	18,3%	13,4%		25,1%	20,2%	
Adjusted EBIT	**20,07**	**11,47**	**74,9%**	**18,13**	**12,84**	**41,2%**
% adjusted margin	13,1%	7,4%		20,7%	15,0%	

* Includes Music & Consolidation adjustments

	2014	2013	% Chg.	2014	2013	% Chg.
Adjusted Revenues at constant fx rate	**162,63**	**155,34**	**4,7%**	**91,95**	**85,83**	**7,1%**
Adjusted EBITDA	**30,18**	**20,80**	**45,1%**	**23,10**	**17,38**	**32,9%**
% adjusted margin	18,6%	13,4%		25,1%	20,2%	
Adjusted EBIT	**21,53**	**11,47**	**87,6%**	**18,85**	**12,84**	**46,8%**
% adjusted margin	13,2%	7,4%		20,5%	*15,0%*	

a_ Market position

In Spain, we highlight the competitive strength of PRISA's radio business through its stations (Cadena Ser, 40 Principales, Cadena Dial, M-80, Radiolé and Máxima FM). According to the latest EGM survey, **Cadena Ser maintains absolute leadership in the market with 4,566,000 listeners** (market share of 38.3% of Spain's generalist radio). **Cadena 40 and Cadena Dial hold first and second place in the music radio market in Spain with audience shares of 22% and 15% respectively.**

We detail below the number of listeners of PRISA in Spain:

Thsd. Listeners	Listeners 2Q 2014	Listeners Rank	Listeners Share
Generailst Radio	**4,566**	**1**	**38.3%**
Cadena SER	4,566		38.3%
Music Radio	**7,469**	**1**	**50.7%**
40 Principales	3,203		21.7%
Dial	2,254		15.3%
Máxima FM	834		5.7%
M80	580		3.9%
Radiolé	598		4.1%
Total	**12,035**		

Source: EGM second wave 2014 (latest available)

The strong leading position held by PRISA radio in Spain has been recurrent over time. We show below the evolution of the audience share of radio stations in Spain according to EGM.

Audience share evolution in Spain (thousand listeners)


12,8 12,8 13,1 12,6 13,0 12,1 11,5 12,0
4,7 4,5 4,9 4,7 5,1 4,5 4,9 5,1
2,8 2,9 2,5 2,2 2,2 2,3 2,3 2,0
1ª 12 2ª 12 3ª 12 1ª 13 2ª 13 3ª 13 1ª 14 2ª 14
PRISA
Cope
Onda Cero
RNE

Cadena Ser


4,6 4,7 4,9 4,8 4,8 4,6 4,7 4,6
2,7 2,5 2,6 2,6 2,7 2,5 2,6 2,7
1,9 1,9 1,5 1,3 1,3 1,2 1,3 1,2
1ª 12 2ª 12 3ª 12 1ª 13 2ª 13 3ª 13 1ª 14 2ª 14
SER
Cope
Onda Cero
RNE

40 principales


4,1 3,9 3,8 3,6 3,8 3,6 3,6 3,2
2 1,9 2,1 2,1 2,2 1,9 2,0 2,1
0,5 0,4 0,5 0,4 0,4 0,5 0,5 0,4
1ª 12 2ª 12 3ª 12 1ª 13 2ª 13 3ª 13 1ª 14 2ª 14
40P
Europa FM
C100
RNE3

Source: EGM first wave 2014 (latest available)

As for international radio, PRISA maintains a leading position in Chile and Colombia (with market shares of 48.4% and 36.5% respectively) and third position in Mexico (14%). We detail below the market position of PRISA's international radio stations as of the latest information available (May 2014):

Thsd. Listeners	Listeners		
	2014	Rank	Share
Colombia	10.672	1	36,5%
Chile	2.137	1	48,4%
México	1.353	3	14,0%
Argentina	1.109	4	8,8%
Costa Rica	156	4	7,1%
USA - Miami	102	9	2,5%
USA - Los Ángeles	70	4	8,2%

International radio audience (thousand listeners)


9,7
10,8
10,67
2,0
2,1
2,14
1,3
1,4
1,35
1,2
1,2
1,1
0,3
0,2
0,1
0,2
Colombia
Chile
México
Argentina
USA
Costa Rica
2012
2013
2014

Source: ECAR (Colombia), IPSOS (Chile), INRA (Mexico), IBOPE (Argentina), latest available information as of june 2014

b_ Operating revenues

In the first half of 2014, radio Revenues reached 143.9 million Euros, which implies a fall of -7.4%. This fall is mainly due to:

- **The change in the consolidation perimeter of radio Mexico and Costa Rica** which cease to be integrated proportionally and start to be integrated through equity consolidation.
- **The negative FX impact** which at revenue level had a negative impact of 9.3 million Euros.

At constant currency and adjusted by the impact of Mexico and Costa Rica, Radio revenues would have grown by +4.7% (compared with 2013) reaching 162.3 million Euros in the first semester of 2014.

Radio Revenues by geographical origin:

a) **Spain**: radio Spain Revenues reach 82.7 million Euros in the first semester of 2014 (+1.5% versus 2013).

b) **International:** International radio Revenues represent 39% of the total and reach 56.7 million Euros in the first semester of 2014 (-15.8% versus 2013). This fall is due to:

- **The change in the consolidation perimeter**.
- **The FX impact**.

At constant currency and excluding the negative FX impact, international Radio Revenues would have reached 75.7 million Euros in 1H (+12.4% versus 2013).

Revenues by geography (%)


January - June 2014*
Latam
39%
Spain
61%


January - June 2013
Latam
43%
Spain
57%

* Data impacted by deconsolidation of Mexico & Costa Rica. Without this impact Latam Revenues would have reached 43.3% of the division's revenues.

International contribution of the different countries (%)

January - June 2014*	January - June 2013


Others
7%
Chile
20%
Argentina
5%
Colombia
68%


Mexico
11,9%
Others
7%
Chile
19%
Argentina
6%
Colombia
56%

* Data impacted by deconsolidation of Mexico & Costa Rica. Without this impact Colombia would represent 58.4%, Mexico 13.8%, Argentina 4.2%, Chile 16.9% and the rest 6.8%.

Radio revenues by concept:

a) **Advertising revenues:** radio advertising Revenues fall by -6.7% in the first semester of 2014 reaching 132.2 million Euros and representing 91.8% of the division's revenues.

International advertising revenues fall by -15.9%, and are impacted by the negative FX impact, and the deconsolidation of Mexico and Costa Rica. Excluding these impacts, international advertising Revenues would have reached 73.1 million Euros (+12.8% versus 2013)

Spanish advertising revenues represent 59% and grew by 0.9%

b) **Other Revenues**: reach 11.73 million Euros (-14% versus 2013). These revenues include services, product sales and other.

During 1H 2013, a **reclassification of Advertising Revenues** was recorded for 3 million Euros which correspond to advertising in events, which was previously included in "Other revenues". This adjustment has no impact on the division's revenues or on those of the Group.

c_ Operating expenses and Capex

The Group maintains its strong effort in cost control. Opex in the first semester of 2014 has fallen by -9.6% versus 2013. Adjusted by extraordinary elements, (mainly redundancies) and perimeter, opex would have fallen by -6.7%.

The fall in expenses continues with a process which has been taking place for the past few years, and improves the division's positioning to enjoy operating leverage for the expected market improvement for 2014 (advertising investment expected by i2p of 1.0%).
As for **capex**, PRISA Radio's capex reaches 1.85 million Euros in 1H 2014, or -43.1% compared to 2013.

d_ EBITDA

Radio EBITDA was positive in 20.68 million Euros in the first semester of 2014, which compares to 18.98 million Euros in 2013. Adjusted by extraordinaires and FX, EBITDA would have reached 29.85 million Euros compared to the 20.8 million in the same period of 2013 (+43.6%).

e_ Digital development

We highlight the strength and growth of listening hours of radio through digital means. In the past year, monthly listening hours have grown from 38 million in March 2013 to 42 million in June 2014, with a positive evolution in both Spain and international Radio.

Listening hours of digital radio (million hours)


38 41 42 40 41 40 40 45 43 41 45 42 47 44 46 42
25 28 28 26 28 27 26 29 28 27 29 26 30 28 29 26
13 13 14 14 14 13 14 16 16 14 16 16 18 16 16 16
mar'13 apr'13 may'13 jun'13 jul'13 aug'13 sep'13 oct'13 nov'13 dic'13 jan'14 feb'14 mar'14 apr'14 may'14 jun'14
Spain
Internacional

The support of the digital activity to radio results in:

- **Strong growth of unique browsers** to the radio web sites: unique browsers to Radio Spain web sites grew by +9% and reach 8.0 million on average. As for international radio, unique browsers according to Omniture grow by +28% and reach 9.9 million on average.

During 2013, the launch of Yes.fm took place: Yes.fm is a streaming music listening platform which wants to become the first online music circulation platform in Spain and Latam, to make artists and listeners closer through all available supports, recorded and live and offer the most complete music listening experience, with access to related services. Launched initially in Spain (2013) the intention is to extend the platform to other countries throughout 2014.

The main advantages of **PRISA Radio** to offer this service are: Brand strength on its musical products, commercial capillarity, music experts present in 10 countries, musical industry knowledge and PRISA web sites to Access clients and promote the service (ElPaís, As, Rolling Stone, Meristation, Yomvi).

The business model is based on:

- **Advertising:** The model is associated to channels and stations (lower rights costs), with lower guaranteed minimums, experience and regional presence of PRISA radio for advertising sale, local knowledge of music, and a majority of passive users in the market.
- **Subscription**: «à la carte» needed for heavy-users or users which don't want to receive advertising, which allows for revenue diversification.
- **E-commerce.**

5_ Press business

PRESS	JANUARY - JUNE 2014	JANUARY - JUNE 2013	% Chg.	APRIL - JUNE 2014	APRIL - JUNE 2013	% Chg.
Revenues	**132.40**	**136.50**	**(3.0%)**	**66.61**	**69.82**	**(4.6%)**
Advertising	*51.75*	*53.96*	*(4.1%)*	*29.88*	*29.48*	*1.4%*
Circulation	*55.60*	*65.16*	*(14.7%)*	*27.36*	*31.69*	*(13.7%)*
Add-ons and others	*25.05*	*17.38*	*44.1%*	*9.37*	*8.64*	*8.4%*
Operating expenses	**136.57**	**127.74**	**6.9%**	**64.80**	**63.21**	**2.5%**
EBITDA	**(4.17)**	**8.76**	**(147.6%)**	**1.80**	**6.60**	**(72.7%)**
% margin	(3.2%)	6.4%		2.7%	9.5%	
EBIT	**(14.45)**	**1.16**	—	**(4.68)**	**2.38**	—
% margin	(10.9%)	0.9%		(7.0%)	3.4%	
One-offs in operating revenues	**1.47**	**0.00**		**1.02**	**0.00**	
Advertising sponsorship adjustment	1.47	0.00		1.02		
One-offs in operating expenses	**12.95**	**2.59**		**3.76**	**1.54**	
Redundancies	11.49	2.59		2.74	1.54	
Advertising sponsorship adjustment	1.47	0.00		1.02		
Adjusted Revenues	**130.94**	**136.50**	**(4.1%)**	**65.59**	**69.82**	**(6.1%)**
Adjusted EBITDA	**7.32**	**11.35**	**(35.5%)**	**4.55**	**8.14**	**(44.2%)**
% adjusted margin	5.6%	8.3%		6.9%	11.7%	
Adjusted EBIT	**(3.0)**	**3.75**	**(179.0%)**	**(1.9)**	**3.91**	**(149.3%)**
% adjusted margin	(2.3%)	2.7%		(2.9%)	5.6%	

a_ Market position

El País maintains its absolute leading position in Spain, with a market share of 31% according to the latest OJD available data (May 2014).

Market position of Press business in Spain

January - May 2014


Periódico
10%
Vanguardia
17%
El País
31%
Razón
10%
ABC
15%
Mundo
17%

January - May 2013


Periódico
10%
Gaceta
2%
El País
30%
Vanguardia
16%
Razón
9%
ABC
14%
Mundo
19%

Source: OJD May 2014

b_ Operating revenues

Revenues fall by -3.0% in the half quarter of 2014 reaching 132.4 million Euros. This is due to the weakness in the press advertising market and the fall in circulation, which were partially offset by the growth of digital advertising and promotions & other revenues.

Advertising Revenues fall by -4.1% (País -7.4%, As +11.7%).

- Printed advertising Revenues fall by -10.8% compared to a -5.5% fall of the market in the same period.
- Digital advertising Revenues grow by +17.3% in the period and represent 28.9% of total adjusted advertising revenues (23.7% in June 2013).
- We highlight AS, where 53.8% of advertising Revenues come from their digital area.

Circulation revenues fell by -14.7%. The circulation of printed papers according to the latest available data (OJD May 2014) is as follows:

	Jan- Jun 2014	Jan- Jun 2013	Chg. %
El País	271,325	302,010	(10.16)
AS	151,014	156,449	(3.47)
Cinco Días	27,427	30,077	(8.81)

Source: OJD (May 2014 unaudited)

Circulation at **El País** falls by -10.2%, **AS** by -3.5% and **Cinco Días** by -8.8%

The rest of Press revenues reach 25.0 million Euros in the first semester of 2014, which implies a growth of 7.6 million (+44.1%). These revenues correspond to promotions mainly and the growth is due to the success of certain promotions such as the Beatles collection, the smartphone or "Inglés Total" during the first half.

c_ Operating expenses and Capex

Opex increases by +6.9% during 1H 2014 although the increase is mainly due to compensation for personnel restructuring (11.5 million Euros compared to 2.06 million in 1H 2013). Excluding non-recurrent impacts, **opex would have fallen by -1.2%**.
Press capex remains under control, reaching 1.02 million Euros in 1H 2014.

d_ EBITDA

EBITDA in 1H 2014 has been negative in 4.2 million Euros explained mainly personnel restructuring. Excluding the impact of extraordinaries, EBITDA would have reached a positive 7.3 million Euros.

e_ Digital development

- **Digital advertising Revenues grow by 17.3%** and represent 28.9% of the division's ad Revenues.
- **Unique browsers to El País** sites grow by 10% reaching 39.8 million on average (including Elpais.com, Meristation, SModa and Clasificados). In As web sites, the growth of unique browsers reaches 44% to 35.3 million on average.
- **In terms of unique users**, according to Comscore, in generalist press, El País maintains a leading position reaching 15.2 million users as of May 2014. In addition, in sport press, As holds a close second position vs Marca reaching 10.1 million unique users in May 2014.

Digital audience (millions of unique users)

El País


15,3
13,4
14,8
12,4
13,8
11,3
14,7
12,4
14,8
12,4
15,5
13,4
14,1
12,3
15,2
13,8
Oct 13
Nov 13
Dec 13
Jan 14
Feb 14
Mar 14
Apr'14
May'14
El País
El Mundo

As


12,4
10,3
11,5
9,9
9,3
9,1
10,1
9,9
9,6
9,5
10,1
10,2
10,1
10,7
10,1
11,3
oct'13
nov'13
dec'13
jan'14
feb'14
mar'14
apr'14
may'14
As
Marca

- During 2013, El País Brazil was launched.

6_ MEDIA CAPITAL

MEDIA CAPITAL	JANUARY - JUNE 2014	JANUARY - JUNE 2013	JANUARY - JUNE % Chg.	APRIL - JUNE 2014	APRIL - JUNE 2013	APRIL - JUNE % Chg.
Revenues	**88.96**	**87.36**	**1.8%**	**49.10**	**48.10**	**2.1%**
Advertising	56.64	48.54	16.7%	33.09	26.18	26.4%
Other	32.32	38.81	(16.7%)	16.01	21.92	(27.0%)
Operating expenses	**70.64**	**70.63**	**0.0%**	**36.15**	**34.54**	**4.7%**
EBITDA	**18.31**	**16.73**	**9.5%**	**12.94**	**13.56**	**(4.6%)**
% margin	*20.6%*	*19.1%*		*26.4%*	*28.2%*	
EBIT	**13.81**	**11.69**	**18.2%**	**10.76**	**11.12**	**(3.2%)**
% margin	*15.5%*	*13.4%*		*21.9%*	*23.1%*	
One- offs in operating expenses	**1.06**	**0.94**		**0.79**	**0.15**	
Redundancies	1.06	0.94		0.79	0.15	
Adjusted EBITDA	**19.37**	**17.67**	**9.7%**	**13.73**	**13.71**	**0.2%**
% adjusted margin	*21.8%*	*20.2%*		*28.0%*	*28.5%*	
Adjusted EBIT	**14.87**	**12.63**	**17.8%**	**11.55**	**11.27**	**2.5%**
% adjusted margin	*16.7%*	*14.5%*		*23.5%*	*23.4%*	

a_ Market position

TVI maintains market leadership in 24 hours and prime time, reaching a daily audience share of 24% and 26% respectively.

Media Capital market position

January – June 2014 (24hrs)


TVI
24%
RTP1
16%
RTP2
2%
SIC
20%
Other
39%

January - June 2013 (24hrs)


TVI
25%
RTP1
12%
RTP2
3%
SIC
23%
Other
38%

January – June 2014 (prime time)


TVI
26%
RTP1
15%
RTP2
2%
SIC
24%
Other
33%

January - June 2013 (prime time)


TVI
28%
RTP1
10%
RTP2
3%
SIC
27%
Other
32%

Source: Gfk May 2014

Media Capital's consolidated radio audience share reaches 22.7%. Per station:

- **Radio Comercial** maintains its market leadership with an audience share of 16.2%
- **M80**, music radio, improves its audience share to 4.5% (4.0% in 2013)
- **Cidade FM** maintains its leadership amongst radio stations for youngsters, with a 3.4% audience share

b_ Operating revenues

Media Capital registered in the first half of 2014 revenues of 89.0 million Euros (+1.8% versus 2013). This growth is mainly due to the growth in advertising Revenues (+16.7%) which compensates the fall in services and other revenues.

TVI, leading FTA TV in Portugal reached in the first half of 2014 revenues of 72.98 million Euros, which implies a growth of +4.1% versus same period 2013. This growth comes on the back of:

- Better advertising revenues: +17.4% vs +13% of Portuguese FTA ad market (internal estimates)
- Better sale of products (+15.8%) in the period, and
- Lower services revenues.

Media Capital's Radio business shows its strength, with revenues that grow by 10.3%. Advertising revenues grow by 9.1%, while the investment in the main sectors of the market is recovered, the Portuguese radio advertising market recovers increasing by 11.9% in the period.

c_ Operating expenses and Capex

Opex adjusted expenses falls by -0.1% in the first half of 2014. Media Capital maintains a capex of 1.3 million Euros in the first half of 2014

d_ EBITDA

All of the above leads to strong growth at EBITDA: from 17.7 million Euros in the 1H of 2013 to 19.4 million Euros in the same period of 2014 (+9.7%).

e_ Digital development

- Digital advertising revenues grow by 22.8% in the second quarter of 2014, although the relative weight for Media Capital is still limited.
- Unique browsers to its web sites fall by -11%, reaching 5.3 million on average as of June 2014 (according to Netscope).
- During 2014, the following projects have been launched;
  - Desafio final: online emission of reality show "Casa dos Segredos", available by subscription
  - Development of the blog cabaredogoucha.pt
  - New website of Lux
  - New web site for MasterChef Portugal, with exclusive online content

7_ From EBIT to Net Profit

	JANUARY - JUNE			APRIL-JUNE		
Eur Million	**2014**	**2013**	**Chg.%**	**2014**	**2013**	**Chg.%**
EBIT	**14,56**	**36,84**	**(60,5)**	**6,10**	**7,00**	**(12,9)**
EBIT Margin	*2,1%*	*5,0%*		*1,7%*	*1,9%*	
Net financial result	**(50,91)**	**(73,47)**	**30,7**	**(5,55)**	**(35,89)**	**84,5**
Interest on debt	(64,77)	(56,74)	(14,1)	(30,95)	(32,71)	5,4
Other financial results	13,85	(16,73)	182,8	25,40	(3,18)	-
Result from associates	**(4,00)**	**7,32**	**(154,6)**	**(0,35)**	**5,44**	**(106,4)**
Profit before tax	**(40,36)**	**(29,32)**	**(37,7)**	**0,20**	**(23,45)**	**100,8**
Income tax expense	(23,40)	1,09	-	(33,62)	(0,11)	-
Results from discontinued activities	(2.104,80)	(233,08)	-	(2.083,24)	(227,21)	-
Minority interest	5,43	89,51	(93,9)	1,10	91,38	(98,8)
Net profit	**(2.163,13)**	**(171,79)**	-	**(2.115,56)**	**(159,39)**	-

a_ Net financial result:

Improves in 22.6 million Euros (+30.7%), including an increase in **"Interest expenses"** (+14.1% or 8.03 million Euros), and an improvement in **"Other financial results"** of 30.59 million Euros mainly due to the profit from debt buybacks of 46 million Euros that nets out the higher financial liability formalisation costs with creditor Banks and Exchange rate differences.

b_ Equity consolidated results

Mainly includes the estimate of the 13.65% net result of Mediaset España and the capital loss generated in the selling of the 3.69% stake. In the first half of 2014, equity consolidated results also include the results of Mexico and Costa Rica which in 2013 were included by proportional consolidation.

c_Corporate tax

In the first six months of the year has not been carried out the activation of any tax credit.

c_ Result from discontinued operations

This line includes the result from the execution of the contract to sell the 56% stake of DTS. The transaction implies an accounting loss in the consolidated accounts of 2,064 million euros (see note asset sale transactions).

d_ Minority results

Minority interests are explained by DLJ's 25% share in Santillana, and the minority interests in the Radio business.

8_ Financial Position

a_ Cash flow statement

Eur Million		JANUARY-JUN 30/06/2014	30/06/2013	Chg.
Financial investments & cash equivalents at beginning of period		**282,34**	**133,32**	**149,02**
EBITDA (excluding redundancies) - provisions		87,13	102,58	(15,46)
Change in working capital		(66,62)	(39,24)	(27,38)
Operating cash flow	(I)	**20,51**	**63,35**	**(42,84)**
Operating investments/disinvestments (Capex)		(34,41)	(39,76)	5,35
Financial assets investments/disinvestments		121,32	(0,06)	121,38
Media Capital Put		0,00	(24,25)	24,25
Cash flow from investment activities	(II)	**86,91**	**(64,07)**	**150,97**
Warrants exercised		1,81	0,03	1,78
Interests paid		(13,73)	(30,52)	16,78
Dividends paid		(2,96)	(3,15)	0,19
Other finacial expenses		(5,13)	(12,22)	7,09
Cash Flow from financing activities excluding increase/amortization of debt		**(20,02)**	**(45,85)**	**25,84**
Increase/amortization of debt		(89,71)	98,44	(188,15)
Cash flow from financing activities	(III)	**(109,73)**	**52,59**	**(162,31)**
Taxes paid		(22,94)	(38,16)	15,22
Fx impact		(6,75)	(9,89)	3,14
Redundancies		(16,87)	(13,16)	(3,71)
Perimeter effect		(13,03)	0,00	(13,03)
Others		(13,89)	(10,68)	(3,22)
Other cash flow impacts	(IV)	**(73,48)**	**(71,89)**	**(1,59)**
Variation of cash flows in the period (I)+(II)+(III)+(IV)		**(75,79)**	**(20,02)**	**(55,77)**
Operating cash flow		5,15	82,09	(76,94)
Cash flow from investment activities		(22,42)	(32,17)	9,75
Cash flow from financing activities		(6,18)	(4,45)	(1,73)
Increase/amortization of debt		35,14	13,03	22,12
Other cash flow impacts		(18,99)	(2,23)	(16,76)
Variation of cash flows in the period		**(7,30)**	**56,27**	**(63,57)**
Financial investments & cash equivalents at end of the period		**199,26**	**169,57**	**29,69**

Cash flow from investing activities

- We show below the detail of Capex per business unit:

	June 2014	June 2013	Var.
Audiovisual (Media Capital)	(1.01)	(0.29)	(0.72)
Educación	(32.00)	(35.91)	3.91
Radio	(1.85)	(1.94)	0.09
Press	(1.02)	(0.80)	(0.22)
Other	(0.07)	(0.97)	0.90
Capex (disinvestment)	(35.94)	(39.91)	3.97
Capex (disinvestment)	1.53	0.15	1.38
Total	(34.41)	(39.76)	5.35

- As of June 2014 we include in the investment cash flow the selling of the 3.69% of Mediaset (121 million Euros
- In 2013 we included the payment from the Media Capital put exercise, fully financed with debt.

Cash flow from financing activities

- The cash flow reflects **the lower payment of interest in cash** as agreed in the recent refinancing agreement.
- The detail per business unit of the debt withdrawals with creditor entities is as follows:

	June 2014	June 2013	Var.
Audiovisual (Media Capital)	1.87	6.72	(4.85)
Educación	31.16	57.59	(26.43)
Radio	(1.92)	4.66	(6.58)
Press	(0.39)	0.03	(0.41)
Other	(120.43)	29.44	(149.87)
Total	(89.71)	98.44	(188.15)

"Other": in 2014 includes the subordinated debt amortisation performed with funds originated in the sale of os the 3.69% stake in Mediaset (119.4 million Euros payment to cancel 164.96 million Euros of debt). In 2013 it includes the increase in debt used to fund the exercise put option over Media Capital.

Other Cash Flow movements

- **Consolidation perimeter**: is due to

a) The integration of Radio Mexico through equity consolidation (-5.2 million Euros)
b) The impact of the sale of the business of Ediciones Generales in Spain (on the side of the outlet box that business brought before the sale, the recovery operation occurs in the month of July 2014) and the reclassification box of Educación _Generales Brasil to "Assets held for sale" (-7.8 million euros).

Change in cash flows for the period from discontinued operations

- Following the agreement for the sale of 56% of DTS Telefonica Content, SAU, cash generation business is presented in the cash flow consolidated in line "Changes in cash flow during the year from discontinued operations" .2013 data are presented in the same manner for comparison purposes.
- Under "Others" is recorded the reclassification to "Non-current assets held for sale" from the box and IFT of DTS as of June 2014

Net financial position

	06/30/2014	12/31/2013
Financial debt	3.305,00	3.401,08
Cash & cash equivalents+Short term financial investments	(199,26)	(282,34)
Net financial debt	**3.105,73**	**3.118,74**
Other financial debt	119,40	108,67
DLJ Preferred dividend	114,55	104,06
Convertible bond coupon	4,60	4,36
Other	0,24	0,24
Total net debt	**3.225,13**	**3.227,41**
Debt arrangement expenses	158,06	182,02
Total net debt Adjusted	**3.383,19**	**3.409,43**

Other financial debt includes:

- The liability generated by the annual preferred dividend commitment to DLJ on the back of its 25% stake in Santillana, and
- The current value of the guaranteed coupon to Telefónica for the issue of convertible bonds which took place in July 2012, with maturity in July 2014, given that in the refinancing process, the Group agreed to capitalize the coupon of the bank creditors which subscribed their bond.

The "**Debt arrangement expenses**" (which include the issue of warrants 2013 as payment of commission to the creditors which provided the new liquidity line to the Group) is presented in the Balance Sheet reducing the debt with creditor entities. These expenses will impact our P&L according to the maturity of their associated loans.

The evolution of total adjusted net debt for **the Group** (excluding the impact of "debt formalization liabilities" is as follows:

The evolution of Grupo Prisa total adjusted net debt (excluding debt arrangement costs) is as follows:


€121m 3.69% Mediaset España sale
€46m Discount debt sale
€23m Taxes
€17m Redundancies
€7m FX Impact
€6m 3i & Dédalo payments
€6m Litigations and legal issues
(€12m) Consolidation perimeter
3.409
(21)
34
80
(167)
47
3.383
€14m Interest
€36m PIK
€13m Non-paid interest accrual
€10m DLJ
Adjusted net debt Dec.13
Operating cash flow
Capex
Interests and other financial expenses
Mediaset Esp. Sale (3.69%)
Others
Adjusted net debt June 14

- The line de "interest and other financial expenses" includes, besides interest payment:
    - Fixed capitalized cost (PIK) associated with part of refinanced debt for an amount of 36.04 million euros.
    - Non- paid accrued interest for the period amounting to 13.13 million euros, as refinancing contract dictates a semiannual or annual interest payment period as per refinancing tranche.
    - The variation of the recorded liability for the preferred dividend payment obligation to DLJ, for an amount of 10.48 million euros.

- The 3.69% Mediaset sale meant a cash inflow of 121.21 million euros that has been used to buy back debt at discount for 164.96 million euros, which generates financial revenue for the difference.
- The line "other" records a consolidation perimeter effect created by the equity method integration of Radiópolis, the sale of Trade Publishing and the reclassification to assets and liabilities held for sale of the Trade Publishing Business in Brazil and DTS.

9_Asset sale operations

a_ Mediaset Spain

In April 2014, Prisa proceeded to place a pack of 15 million shares of Mediaset España, representing 3.69% of the share capital of said company, through a financing entity, at a rate of 8.08 euros per share, which generated a cash inflow of EUR 121,215 thousands, resulting in a negative difference with the "book value" of EUR 4,755 thousand, which is registered under the heading *"Result of companies accounted for using the equity method"* in the condensed consolidated income statements.

The net proceeds from that sale have been used to buy back a portion of its financial debt at a discount. This has been done by way of a Dutch auction process, having agreed to buy back a total of EUR 164,959 thousand of debt, at an average discount of 0.2762 euros per euro (i.e., at a price of 72.38%).
After this placement, Prisa continues holding a participation of 55,534,898 shares of Mediaset España, representing 13.65% of the share capital of this company and it maintains significant influence because of its representation on the Board of Directors

b_ DTS

In June 2014, the Board of Directors of Prisa has formalised with Telefónica de Contenidos, S.A.U. the greement to sell of all the shares DTS held by Prisa, representing 56% of the share capital of DTS, for an amount of EUR 750 million, which is subject to the usual adjustments in this type of transaction until the transaction closes.

Mediaset España, shareholder of DTS, had an initial period of 15 calendar days since this moment, then extended until July 4, 2014, in order to exercise the pre-emptive right or the tag-along right in accordance with the provisions included in the bylaws and the shareholder´s agreement. After expiration of this period, Mediaset España had not exercised any of the rights above mentioned. Afterwards, in july 4thl 4 2014, Mediaset Spain signed with Telefónica Content, SA a contract to sell its 22% stake of DTS.
The closing of the transaction is subject to the non-opposition of a representative panel of Prisa's financing banks and the prescriptive authorization of the anti-trust authorities. On June 20, 2014, this representative panel of Prisa´s financing banks communicated they did not oppose to the operation.

This transaction, deducted the costs in order to conduct the sale, will mean an accounting loss in the consolidated Prisa Group accounts of EUR 2,064,921 million and in the individual accounts of Prisa of EUR 750,383 thousand that will place the company in an equity imbalance situation. Prisa´s restructuring agreement foresees an automatic mechanism of automatic conversion of a portion of Tranche 3 of the Company´s debt into equity loans in an amount sufficient to compensate for this imbalance (see notes 1a and 8).

The result of this transaction is presented in the consolidated income statements as "Result after tax from discontinued operations" (see note 13) and the assets and liabilities of this business as "Non-current assets held for sale" and "Liabilities associated with non-current assets held for sale" in the accompanying condensed consolidated balance sheet (see note 8).

c_Ediciones generales /General Editions

On July 1Ht, 2014, Prisa, through its subsidiary Santillana Ediciones Generales, S.L. has executed the sale of its trade publishing business for a price of EUR 55.429 million to Penguin Random House Grupo Editorial, S.A. This transaction has been booked as of June 30th, 2014 because the Group has transferred to the buyer the risks and rewards of ownership and is outstanding as of this date. The operation has generated a capital gain before taxes of EUR 23,585 million and it has registered in the accompanying condensed consolidated income statement in *"Other income"*.

The transaction consists of the sale of Alfaguara and other Santillana's literary brands in the 22 countries where it operates. It is excluded from the sale the division of publications catering to the education sector. The sale of the trade publishing business in Brazil, that is the company Editora Objetiva, Ltda is also deferred until the particular conditions established in the contract are fulfilled, but the company has been valued according to the price of the agreement and has registered an impairment of goodwill allocated to this company amounting to EUR 6,791 thousand in *"Impairment of goodwill"* in the accompanying condensed consolidated income statement. The assets and liabilities of this company are presented as ***"Non-current assets held for sale"*** **and** ***"Liabilities associated with non-current assets held for sale***

APPENDICES

1_ **Balance sheet**

2_ **Accumulated financial data by business line**
   a_ Operating revenues.
   b_ Advertising revenues.
   c_ Operating expenses.
   d_ EBITDA.
   e_ EBIT

3_ **Accumulated financial data by concept**
   a_ Operating revenues.
   b_ Operating expenses

4_ **Other relevant events**

5_ **Group structure**

6_ **EBITDA to EBIT conciliation**

7_ **Canal +**

1_ BALANCE SHEET

€ Million	ASSETS 06/30/2014	ASSETS 12/31/2013
FIXED ASSETS	**1.958,64**	**4.929,07**
Property, plan and equipment	161,18	262,09
Goodwill	603,95	2.482,22
Intangible assets	154,89	285,48
Long term financial investments	43,51	52,79
Investment in associates	513,07	597,26
Deferred tax assets	478,02	1.244,01
Other non current assets	4,01	5,22
CURRENT ASSETS	**1.287,17**	**1.774,80**
Inventories	170,07	240,25
Accounts receivable	917,85	1.252,21
Short term financial investments	138,01	142,91
Cash & cash equivalents	61,25	139,43
ASSETS HELD FOR SALE	**1.255,38**	**0,06**
TOTAL ASSETS	**4.501,21**	**6.703,93**

€ Million	LIABILITIES 06/30/2014	LIABILITIES 12/31/2013
SHAREHOLDERS EQUITY	-569,90	**1.569,33**
Issued capital	141,23	105,27
Reserves	1.508,94	2.149,98
Income attributable to the parent company	(2.163,13)	(648,70)
Minority interest	-56,94	-37,22
NON CURRENT LIABILITIES	**3.364,70**	**3.524,74**
Long term financial debt	3.084,55	3.238,86
Other long term financial liabilities	106,98	106,81
Deferred tax liabilities	22,24	29,65
Provisions	103,13	95,22
Other non current liabilities	47,80	54,20
CURRENT LIABILITIES	**1.061,36**	**1.609,86**
Short term financial debt	220,45	162,23
Other current financial liabilities	14,32	46,18
Trade accounts payable	638,94	1.092,92
Other short term liabilities	165,76	233,28
Accrual accounts	21,89	75,26
LIABILITIES HELD FOR SALE	**645,05**	**0,00**
TOTAL LIABILITIES	**4.501,21**	**6.703,93**

Assets and Liabilities held for sale includes the reclassification of the assets and liabilities of trade Publishing (Ediciones Generales) and Canal +

2_ ACCUMULATED FINANCIAL DATA BY BUSINESS LINE

a_ Operating revenues

OPERATING REVENUES	ENERO - JUNIO			% OF TOTAL		ABRIL - JUNIO			% OF TOTAL	
Eur Million	2014	2013	% Chg.	2014	2013	2014	2013	% Chg.	2014	2013
Media Capital	88,86	87,36	1,8%	12,9%	11,8%	49,10	48,10	2,1%		
Education - Publishing	324,42	350,38	(7,4%)	47,2%	47,3%	153,48	160,01	2,3%	22,3%	20,2%
Spain & Portugal	68,69	60,48	13,6%			62,20	55,16	12,8%		
Latam & USA	255,73	289,88	(11,8%)			91,29	94,85	(3,8%)		
Radio	143,88	155,34	(7,4%)	20,9%	21,0%	82,06	85,83	(4,4%)	11,9%	11,8%
Radio in Spain	82,87	81,61	1,5%			46,81	45,22	3,5%		
International Radio	56,70	67,32	(15,8%)			32,76	37,83	(13,4%)		
Music	7,05	7,98	(11,6%)			3,98	4,20	(5,4%)		
Consolidation Adjustments	(2,73)	(1,56)	(74,4%)			(1,49)	(1,42)	(4,4%)		
Press	132,40	136,50	(3,0%)	19,2%	18,4%	66,81	69,82	(4,8%)	9,7%	9,4%
El Pais	92,98	93,00	(0,0%)			45,33	47,88	(5,3%)		
AS	28,39	28,12	1,0%			15,14	13,90	8,9%		
Cinco Dias	6,06	6,45	(6,0%)			3,30	3,34	(1,1%)		
Magazines	5,69	9,71	(41,4%)			3,32	5,07	(34,6%)		
Printing*	5,09	5,42	(6,1%)			2,60	2,65	(1,8%)		
Distribution**	n.a.	n.a	n.a.			n.a.	n.a	n.a.		
Other & Consolidation Adjustments	(5,80)	(6,20)	6,4%			(3,09)	(3,02)	(2,2%)		
Other and Consolidation Adjustments	(1,67)	11,33	(114,7%)	(0,2%)	1,6%	(0,76)	6,24	(112,0%)	(0,1%)	0,8%
Prisa Brand Solutions	9,59	10,04	(4,5%)			4,80	5,03	(4,6%)		
Others***	(11,26)	1,29	—			(5,55)	1,21	—		
TOTAL	688,00	740,88	(7,1%)	100,0%	100,0%	350,50	360,00	(2,6%)	50,9%	100,0%

** The printing business is being fully integrated since April, 2012. Since January 2013, it is consolidated in the Press division

** Distribution is categorized as Discontinued Operations in the Press division since January 2013. In September 2013 the division was sold

*** Others include mainly the activities from Head Quarters.

b_ Advertising revenues

ADVERTISING	ENERO - JUNIO			% OF TOTAL		ABRIL - JUNIO			% OF TOTAL	
Eur Million	2014	2013	% Chg.	2014	2013	2014	2013	% Chg.	2014	2013
Media Capital	56,64	48,54	16,7%	23,8%	20,0%	33,09	26,18	26,4%		
Radio*	132,17	141,70	(6,7%)	55,5%	58,4%	76,48	78,46	(3,8%)	31,7%	32,3%
Radio in Spain	77,49	76,80	0,9%			44,04	42,37	3,9%		
International Radio	54,56	64,86	(15,9%)			31,40	36,04	(12,9%)		
Music	0,14	0,09	50,0%			0,07	0,05	56,5%		
Consolidation Adjustments	(0,02)	(0,05)	60,0%			(0,02)	(0,00)	—		
Press	51,76	53,98	(4,1%)	21,8%	22,2%	29,88	29,48	1,4%	12,6%	12,1%
El Pais	35,78	38,28	(6,5%)			20,21	21,02	(3,9%)		
AS	9,30	8,33	11,7%			5,66	4,50	25,8%		
Cinco Dias	3,41	3,70	(7,8%)			2,11	1,99	6,0%		
Magazines	2,85	3,49	(18,4%)			1,65	1,87	(11,8%)		
Other & Consolidation Adjustments	0,41	0,16	152,2%			0,25	0,10	160,2%		
Other & Consolidation Adjustments	(2,62)	(1,56)	(68,7%)	(1,1%)	(0,6%)	(1,41)	(1,26)	(13,1%)	(0,6%)	(0,5%)
TOTAL	237,94	242,68	(1,9%)	100,0%	100,0%	137,05	132,87	3,1%	57,6%	54,8%

* In Radio advertising revenues, a reclasificaction of revenevent advertising revenues, previously included as Other Revenues, has taken place.

c_ Operating expenses

Operating expenses includes only OPEX, excluding amortizations and provisions.

OPERATING EXPENSES	ENERO - JUNIO			% OF TOTAL		ABRIL - JUNIO			% OF TOTAL	
Eur Million	2014	2013	% Chg.	2014	2013	2014	2013	% Chg.	2014	2013
Media Capital	70,84	70,83	0,0%			38,16	34,64	4,7%	12,1%	10,9%
Education - Publishing	266,01	278,18	(8,3%)	42,6%	43,7%	129,78	139,86	(7,2%)	43,3%	44,1%
Spain & Portugal	60,21	58,58	2,8%			35,96	34,83	3,3%		
Latam & USA	194,79	219,60	(11,3%)			93,80	105,02	(10,7%)		
Radio	128,22	138,38	(9,8%)	20,6%	21,4%	63,76	69,30	(8,0%)	21,3%	21,8%
Radio in Spain	77,89	81,51	(4,4%)			40,40	41,69	(3,1%)		
International Radio	40,99	49,15	(16,6%)			21,29	25,73	(17,2%)		
Music	7,07	7,27	(2,8%)			3,54	3,31	7,1%		
Consolidation adjustments	(2,73)	(1,57)	(74,1%)			(1,49)	(1,43)	(4,2%)		
Press	136,57	127,74	6,9%	22,8%	20,1%	64,80	63,21	2,6%	21,6%	19,9%
El País	101,83	88,36	15,3%			46,66	44,11	5,8%		
AS	25,04	24,88	0,7%			13,06	13,90	(6,1%)		
Cinco Días	6,10	6,01	1,6%			3,11	2,92	6,5%		
Magazines	5,72	10,68	(46,4%)			3,12	5,07	(38,4%)		
Printing*	3,25	3,81	—			1,71	1,84	—		
Distribution**	n.a.	n.a	n.a.			n.a.	n.a	n.a.		
Other & Consolidation Adjustments	(5,38)	(5,99)	10,3%			(2,85)	(4,62)	38,4%		
Other Expenses	14,20	23,00	(38,3%)	2,4%	3,8%	6,31	10,01	(48,9%)	1,8%	3,2%
Prisa Brand Solutions	9,04	9,41	(3,9%)			4,51	4,72	(4,5%)		
Others***	5,16	13,59	(62,0%)			15,56	20,28	(23,3%)		
TOTAL	589,83	635,90	(5,7%)	100,0%	100,0%	299,77	316,81	(5,4%)	100,0%	100,0%

* The printing business is being fully integrated since April, 2012. Since January 2013, it is consolidated in the Press division
** Distribution is categorized as Discontinued Operations in the Press division since January 2013. In September 2013 the division was sold
*** Others include mainly the activities from Head Quarters.

d_ EBITDA

EBITDA	ENERO - JUNIO			Margin		% OF TOTAL		ABRIL - JUNIO			% OF TOTAL	
Eur Million	2014	2013	% Chg.	2014	2013	2014	2013	2014	2013	% Chg.	2014	2013
Media Capital	18,31	16,73	9,5%	20,6%	19,1%	20,7%	15,9%	12,94	13,56	(4,6%)	25,5%	31,5%
Education - Publishing	69,42	72,18	(3,8%)	21,4%	20,6%	78,6%	68,8%	23,73	10,17	133,4%	46,8%	23,6%
Spain&Portugal	8,48	1,90	—	12,3%	3,1%			26,24	20,33	29,1%		
Latam & USA	60,94	70,28	(13,3%)	23,8%	24,2%			(2,5)	(10,2)	75,3%		
Radio	20,68	18,98	8,9%	14,4%	12,2%	23,4%	18,1%	18,32	16,53	10,8%	36,1%	38,4%
Radio in Spain	4,980	0,10	—	6,0%	0,1%			6,411	3,528	81,7%		
International Radio	15,71	18,17	(13,5%)	27,7%	27,0%			11,47	12,10	(5,2%)		
Music	(0,01)	0,71	(102,0%)	(0,2%)	8,9%			0,434	0,895	(51,5%)		
Press	(4,17)	8,78	(147,6%)	(3,2%)	6,4%	(4,7%)	8,3%	1,80	6,60	(72,7%)	3,6%	15,3%
El País	(8,86)	4,65	—	(9,5%)	5,0%			(1,33)	3,769	(135,3%)		
AS	3,35	3,24	3,3%	11,8%	11,5%			2,08	1,67	24,6%		
Cinco Días	(0,05)	0,44	(110,8%)	(0,8%)	6,8%			0,193	0,419	(53,9%)		
Magazines	(0,04)	(0,97)	96,4%	(0,6%)	(10,0%)			0,198	0,004	—		
Printing*	1,85	1,61	14,5%	36,3%	29,7%			0,90	0,81	10,9%		
Distribution**	n.a.	n.a.	n.a.	n.a.	n.a			n.a.	n.a.	n.a.		
Other & Consolidation Adjustments	(0,43)	(0,20)		7,3%	3,3%			(0,24)	(0,07)			
Other & Consolidation Adjustments	(15,9)	(11,67)	(36,0%)	949,6%	(103,0%)	(18,0%)	(11,1%)	(6,1)	(3,8)	(61,0%)	(12,0%)	(8,7%)
Prisa Brand Solutions	0,55	0,63	(13,2%)	5,7%	6,3%			0,29	0,31	(6,2%)		
Others***	(16,4)	(12,30)	(33,5%)	145,6%	(953,4%)			(6,4)	(4,1)	(55,9%)		
TOTAL	88,37	104,97	(15,8%)	12,8%	14,2%	100,0%	100,0%	50,73	43,09	17,7%	100,0%	100,0%

* The printing business is being fully integrated since April, 2012. Since January 2013, it is consolidated in the Press division
** Distribution is categorized as Discontinued Operations in the Press division since January 2013. In September 2013 the division was sold
*** Others include mainly the activities from Head Quarters.

e_ EBIT

EBIT	ENERO - JUNIO			Margin		% OF TOTAL		ABRIL - JUNIO			% OF TOTAL	
Eur Million	2014	2013	% Chg.	2014	2013	2014	2013	2014	2013	% Chg.	2014	2013
Media Capital	13,81	11,69	18,2%	15,6%	13,4%	94,9%	31,7%	10,76	11,12	(3,2%)	176,5%	159,0%
Education - Publishing	27,03	33,53	(19,4%)	8,3%	9,6%	185,7%	91,0%	(1,4)	(11,5)	87,4%	(23,7%)	(164,0%)
Spain&Portugal	(3,37)	(5,24)	35,7%	(4,9%)	(8,7%)			19,671	15,228	29,2%		
Latam & USA	30,394	38,763	(21,6%)	11,9%	13,4%			(48,15)	(26,70)	(80,3%)		
Radio	13,29	9,66	37,6%	9,2%	6,2%	91,3%	26,2%	14,23	11,99	18,7%	233,3%	171,4%
Radio in Spain	0,58	(5,58)	110,4%	0,7%	(6,8%)			4,273	0,842	—		
International Radio	12,97	14,66	(11,5%)	22,9%	21,8%			9,68	10,32	(6,2%)		
Music	(0,26)	0,57	(145,6%)	(3,7%)	7,2%			0,275	0,829	(66,8%)		
Press	(14,45)	1,18	—	(10,9%)	0,9%	(99,3%)	3,2%	(4,68)	2,38	—	(76,7%)	34,0%
El País	(15,92)	(0,1)	—	(17,1%)	(0,1%)			(6,00)	1,218	—		
AS	2,66	2,59	2,6%	9,4%	9,2%			1,78	1,31	35,8%		
Cinco Días	(0,09)	0,12	(176,0%)	(1,5%)	1,9%			0,244	0,139	75,5%		
Magazines	(0,73)	(1,10)	34,2%	(12,8%)	(11,3%)			(0,39)	(0,09)	—		
Printing*	0,15	(0,1)	—	3,0%	(2,2%)			(0,0)	(0,1)	92,0%		
Distribution**	n.a.	n.a.	n.a.	n.a.	n.a			n.a.	n.a.	n.a.		
Other & Consolidation Adjustments	(0,53)	(0,26)		9,2%	4,5%			(0,30)	(0,11)			
Other & Consolidation Adjustments	(25,12)	(19,19)	(30,9%)	1503,3%	(169,4%)	(172,6%)	(52,1%)	(12,8)	(7,0)	(82,0%)	(209,4%)	(100,3%)
Prisa Brand Solutions	0,00	0,13	(100,0%)	0,0%	1,3%			0,00	(0,1)	100,0%		
Others***	(25,12)	(19,32)	(30,0%)	223,2%	(1497,7%)			(12,8)	(6,9)	(84,9%)		
TOTAL	14,58	36,84	(60,5%)	2,1%	5,0%	100,0%	100,0%	6,10	7,00	(12,8%)	100,0%	100,0%

* The printing business is being fully integrated since April, 2012. Since January 2013, it is consolidated in the Press division
** Distribution is categorized as Discontinued Operations in the Press division since January 2013. In September 2013 the division was sold
*** Others include mainly the activities from Head Quarters.

3_ ACCUMULATED FINANCIAL DATA BY CONCEPT

a_ Operating revenues

Eur Million	JANUARY - JUNE 2014	JANUARY - JUNE 2013	Chg.%	% OF TOTAL 2014	% OF TOTAL 2013	APRIL - JUNE 2014	APRIL - JUNE 2013	Chg.%	% OF TOTAL 2014	% OF TOTAL 2013
Total operating revenues	**688,00**	**740,88**	**(7,1)**	**100,0%**	**100,0%**	**350,50**	**360,00**	**(2,6)**	**50,9%**	**48,6%**
Advertising	237,94	242,66	(1,9)	34,6%	32,8%	137,05	132,87	3,1	19,9%	17,9%
Books and training	294,08	342,95	(14,3)	42,7%	46,3%	125,58	145,94	(13,3)	18,4%	19,7%
Newspapers and magazine sales	54,34	63,31	(14,2)	7,9%	8,5%	26,76	30,82	(13,2)	3,9%	4,2%
Subscriber revenues	0,00	0,00	-	0,0%	0,0%	0,00	0,00	-	0,0%	0,0%
Subscriber revenues from other platforms	0,20	0,18	10,2	0,0%	0,0%	0,10	0,07	42,3	0,0%	0,0%
Audiovisual production revenues	10,90	11,45	(4,8)	1,6%	1,5%	5,38	6,28	(14,4)	0,8%	0,8%
Other revenues	90,55	80,34	12,7	13,2%	10,8%	54,64	44,02	24,1	7,9%	5,9%
One-offs in operating revenues	**62,24**	**44,86**	**16,6**			**38,09**	**24,48**	**65,7**		
Advertising sponsorship adjustment	1,47	0,00	-			1,02	0,00	-		
Radio Mexico & Costa Rica adjustment	(9,64)	0,00	-			(5,65)	0,00	-		
Trade Publishing	60,41	44,85				42,72	24,46			
Total adjusted operating revenues	**625,76**	**696,02**	**(8,7)**			**312,42**	**335,64**	**(6,9)**		

b_ Operating expenses

Eur Million	JANUARY - JUNE 2014	JANUARY - JUNE 2013	Chg.%	% OF TOTAL 2014	% OF TOTAL 2013	APRIL - JUNE 2014	APRIL - JUNE 2013	Chg.%	% OF TOTAL 2014	% OF TOTAL 2013
Total operating expenses	**599,63**	**635,90**	**(5,70)**	**100,0%**	**100,0%**	**299,77**	**316,91**	**(5,4)**	**50,0%**	**49,8%**
Purchases	114,25	135,12	(15,4)	19,1%	21,2%	53,01	64,11	(17,3)	8,8%	10,1%
Outside services	264,19	274,23	(3,7)	44,1%	43,1%	137,24	140,67	(2,4)	22,9%	22,1%
Staff costs	221,09	226,45	(2,4)	36,9%	35,6%	109,46	112,04	(2,3)	18,3%	17,6%
Other operating expenses	0,10	0,10	(5,9)	0,0%	0,0%	0,07	0,09	(28,0)	0,0%	0,0%
One-offs in operating expenses	**60,65**	**39,36**				**29,99**	**19,88**			
Redundancies	29,67	7,24				16,55	3,29			
Advertising sponsorship adjustment	1,47	0,00				1,02	0,00			
Radio Mexico & Costa Rica adjustment	(6,10)	0,00				(3,53)				
Non recurrent retirement complement	6,00	0,00				0,00				
Ediciones Generales	29,6100	32,12				15,95	16,59			
Total adjusted operating expenses	**538,98**	**596,54**	**(9,6)**	**100,0%**	**100,0%**	**269,78**	**297,03**	**(9,2)**	**50,1%**	**49,8%**
Purchases	105,16	124,79	(15,7)	19,5%	20,9%	48,34	58,74	(17,7)	9,0%	9,8%
Outside services	245,28	257,66	(4,8)	45,5%	43,2%	130,45	132,00	(1,2)	24,2%	22,1%
Staff costs	188,44	213,99	(11,9)	35,0%	35,9%	90,93	106,20	(14,4)	16,9%	17,8%
Other operating expenses	0,10	0,10	(5,9)	0,0%	0,0%	0,07	0,09	(28,0)	0,0%	0,0%

c_Opex by geographical origin (adjusted by extraordinaire):

Eur Million	JANUARY - JUNE 2014	JANUARY - JUNE 2013	Chg.%	APRIL - JUNE 2014	APRIL - JUNE 2013	Chg.%
Purchases	**105,16**	**124,79**	**(15,7)**	**48,34**	**58,74**	**(17,7)**
Spain	39,15	41,00	(4,5)	21,59	23,80	(9,3)
International	66,01	83,79	(21,2)	26,74	34,94	(23,5)
Outside services	**245,28**	**257,66**	**(4,8)**	**130,45**	**131,99**	**(1,2)**
Spain	110,13	112,30	(1,9)	60,28	55,38	8,8
International	135,15	145,37	(7,0)	70,18	76,61	(8,4)
Staff costs	**188,44**	**213,99**	**(11,9)**	**90,93**	**106,20**	**(14,4)**
Spain	98,25	118,93	(17,4)	45,17	58,46	(22,7)
International	90,19	95,06	(5,1)	45,75	47,74	(4,2)
Other operating expenses	**0,10**	**0,10**	**(5,9)**	**0,07**	**0,09**	**(28,0)**
Total adjusted operating expenses	**538,98**	**596,54**	**(9,6)**	**269,78**	**297,03**	**(9,2)**
Spain	247,63	272,32	(9,1)	127,11	137,74	(7,7)
International	291,35	324,21	(10,1)	142,67	159,29	(10,4)

Excluding non recurring items

4_ OTHER RELEVANT EVENTS

1. During the first quarter of 2014, as a result of the partial implementation of the monetary capital increase, PRISA increased its capital with 99 shares of class A common stock, corresponding to the Windows 37 to 39 PRISA warrant exercise periods (exercise of 99 warrants at a price of 2 euros per share).

   Additionally during first quarter of 2014 conversion rights were exercised to convert a total of 0 class B shares into an equal number of Class A shares.

2. On February 21Ht 2014, PRISA granted a public deed formalizing that capital increase corresponding to the 2013 Warrants exercised by certain Institutional Investors during January. The total number of Warrants that have been exercised is 176,839,103, which have given place to the subscription of 176,839,103 new Class A common shares
   PRISA share capital upon this capital increase amounts to € 122,949,967.40 represented by:
   (a) 917,498,618 Class A common shares, of € 0.10 par value each
   (b) 312,001,056 Class B convertible and non-voting shares, of € 0.10 par value each

3. On February 25th 2014, and following the issue of new shares announced on February 21Ht, the stake of the controlling shareholder group of PRISA in the share capital of the Company has been reduced below 30%.
   As a result of this, the right awarded by the shareholders agreement of Distribuidora de Televisión Digital, S.A. ("DTS", the company holding PRISA´s pay TV business) to Telefónica and Mediaset España to acquire the stake held by PRISA in DTS will be exercisable for a period of fifteen calendar days following the 25th of February (when the Company has notified this fact to the Board of Directors of DTS and to the aforementioned entities)

4. On May 30th, the company announced the commencement of the mandatory conversion and payment of dividend on shares B's. B's shares have been delisted and extinguished and the new shares and A's from the conversion and pay dividend (491,691,220 new shares A's) are already listed on electronic trading systems

5. On 4th July the company announced the termination of the warrants issued in December 2010 following the finalization of the forty-second window.

5_ GROUP STRUCTURE

The PRISA Group's business activities are organized into the following groupings: **Audiovisual**, **Education-Publishing**, **Radio** and **Press.** Its **Digital** activity operates across all of these areas and supports this structure:

Audiovisual	Educatiòn	Radio	Press
· Prisa TV	· Education	· Radio Spain	· El País
· Media Capital [23]	· Trade publishing	· Radio International	· As
		· Gran Vía Musical	· Cinco Días
			· Magazines[)(4)]
			· Dédalo [12)]

Since 2013, the Distribution business is classified as Discontinued Operations in the Press divisions, whilst in 2012 it was included in the Press Division through Global Consolidation. In September 2013, the Distribution division was sold.

(1): Additionally, the Printing division, **Dédalo**, since April 1Ht 2012 was integrated through Global consolidation at Group Level (compared to equity consolidation before April 2012). Since the beginning of 2013 it is integrated in the Press Division

(2): **Media Capital** is included in the Audiovisual division because, although it includes other activities, most of its revenue comes from TVI (free-to-air television) and Plural (audiovisual production).

(3): **Magazines**: since June 1Ht 2013, Magazines in Portugal are no longer consolidated in the Group.

(4): **Meristation**: Since May 1Ht 2013, Meristation consolidates at Press unit (Magazines). To this date, consolidates in Digital.

6_ RECONCILIATION BETWEEN EBITDA AND EBIT FOR 1Q OF 2013 & 2014

EBITDA as presented here in is an additional measurement of earnings that is not required by IFRS and is not presented in accordance with those standards. For that reason, below is a reconciliation between the EBITDA and the EBIT as required by IFRS:

(Million euros)	JANUARY-JUNE	
GRUPO PRISA	**2014**	**2013**
Adjusted EBITDA	**88.37**	**132.90**
Depreciation and amortization charge	(50.20)	(93.72)
Variation in operating allowances	(6.83)	(21.04)
Impairment losses of assets	(10.00)	(2.64)
Impairment losses of goodwill	(6.79)	(207.77)
Profit from operations	**14.56**	**(192.26)**
1. EDUCATION	**2014**	**2013**
Adjusted EBITDA	**69.42**	**72.18**
Depreciation and amortization charge	(28.12)	(28.79)
Variation in operating allowances	(3.08)	(8.24)
Impairment losses of assets	(4.40)	(1.62)
Impairment losses of goodwill	(6.79)	0.00
Profit from operations	**27.03**	**33.53**
2. RADIO	**2014**	**2013**
Adjusted EBITDA	**20.68**	**18.98**
Depreciation and amortization charge	(5.13)	(6.74)
Variation in operating allowances	(2.25)	(2.58)
Impairment losses of assets	(0.01)	0.00
Impairment losses of goodwill	0.00	0.00
Profit from operations	**13.29**	**9.66**
Radio in Spain	**2014**	**2013**
Adjusted EBITDA	**4.98**	**0.10**
Depreciation and amortization charge	(3.50)	(4.24)
Variation in operating allowances	(0.91)	(1.44)
Impairment losses of assets	0.00	0.00
Impairment losses of goodwill	0.00	0.00
Profit from operations	**0.58**	**(5.58)**
International Radio	**2014**	**2013**
Adjusted EBITDA	**15.71**	**18.17**
Depreciation and amortization charge	(1.42)	(2.36)
Variation in operating allowances	(1.31)	(1.15)
Impairment losses of assets	(0.01)	0.00
Impairment losses of goodwill	0.00	0.00
Profit from operations	**12.98**	**14.66**
Other	**2014**	**2013**
Adjusted EBITDA	(0.02)	0.71
Depreciation and amortization charge	(0.21)	(0.14)
Variation in operating allowances	(0.03)	0.00
Impairment losses of assets	0.00	0.00
Impairment losses of goodwill	0.00	0.00
Profit from operations	**(0.27)**	**0.57**

(Million euros)	JANUARY-JUNE	
3. PRESS	**2014**	**2013**
Adjusted EBITDA	**(4.17)**	**8.76**
Depreciation and amortization charge	(7.43)	(5.12)
Variation in operating allowances	(1.52)	(2.47)
Impairment losses of assets	(1.33)	0.00
Impairment losses of goodwill	0.00	0.00
Profit from operations	**(14.45)**	**1.16**
El País	**2014**	**2013**
Adjusted EBITDA	**(8.86)**	**4.65**
Depreciation and amortization charge	(5.76)	(3.07)
Variation in operating allowances	(1.02)	(1.63)
Impairment losses of assets	(0.29)	0.00
Impairment losses of goodwill	0.00	0.00
Profit from operations	**(15.92)**	**(0.05)**
As	**2014**	**2013**
Adjusted EBITDA	**3.35**	**3.24**
Depreciation and amortization charge	(0.23)	(0.20)
Variation in operating allowances	(0.46)	(0.45)
Impairment losses of assets	0.00	0.00
Impairment losses of goodwill	0.00	**0.00**
Profit from operations	**2.66**	**2.60**
Cinco Días	**2014**	**2013**
Adjusted EBITDA	**(0.05)**	0.44
Depreciation and amortization charge	(0.07)	(0.06)
Variation in operating allowances	0.04	(0.25)
Impairment losses of assets	(0.02)	0.00
Impairment losses of goodwill	0.00	0.00
Profit from operations	**(0.09)**	**0.12**
Other	**2014**	**2013**
Adjusted EBITDA	**1.39**	**0.44**
Depreciation and amortization charge	(1.38)	(1.79)
Variation in operating allowances	(0.08)	(0.15)
Impairment losses of assets	(1.03)	0.00
Impairment losses of goodwill	0.00	0.00
Profit from operations	**(1.10)**	**(1.50)**

(Million euros)	JANUARY-JUNE	
4. CANAL+	**2014**	**2013**
Adjusted EBITDA	**6.43**	**26.14**
Depreciation and amortization charge	(34.39)	(41.76)
Variation in operating allowances	(7.25)	(7.57)
Impairment losses of assets	0.30	0.06
Impairment losses of goodwill	0.00	0.00
Profit from operations	**(34.90)**	**(23.13)**
5. MEDIA CAPITAL	**2014**	**2013**
Adjusted EBITDA	**18.31**	**16.73**
Depreciation and amortization charge	(4.33)	(4.91)
Variation in operating allowances	(0.17)	(0.10)
Impairment losses of assets	(0.00)	(0.03)
Impairment losses of goodwill	0.00	0.00
Profit from operations	**13.81**	**11.69**
6. OTHER	**2014**	**2013**
Adjusted EBITDA	**(22.30)**	**(9.87)**
Depreciation and amortization charge	29.20	(6.40)
Variation in operating allowances	7.44	(0.08)
Impairment losses of assets	(4.57)	(1.05)
Impairment losses of goodwill	0.00	(207.77)
Profit from operations	**9.78**	**(225.16)**

(*) Distribution is sold in September 2013

7_ Canal+

CANAL+	JANUARY - JUNE 2014	JANUARY - JUNE 2013	JANUARY - JUNE % Chg.	APRIL - JUNE 2014	APRIL - JUNE 2013	APRIL - JUNE % Chg.
Revenues	**579,5**	**593,3**	**(2,3%)**	**286,89**	**292,68**	**(2,0%)**
Satelite subscribers	431,9	444,7	(2,9%)	214,42	219,00	(2,1%)
Subs from other platforms	115,9	117,0	(0,9%)	58,27	57,51	1,3%
Other	31,7	31,5	0,4%	14,20	16,17	(12,2%)
Operating expenses	**573,0**	**567,2**	**1,0%**	**281,77**	**282,00**	**(0,1%)**
EBITDA	**6,4**	**26,1**	**(75,4%)**	**5,12**	**10,68**	**(52,0%)**
% margin	*1,1%*	*4,4%*		*1,8%*	*3,6%*	
EBIT	**(34,90)**	**(23,13)**	**(50,9%)**	**(15,71)**	**(14,52)**	**(8,2%)**
% margin	*(6,0%)*	*(3,9%)*		*(5,5%)*	*(5,0%)*	

a_ Market position

Canal+ maintains its absolute leading position in the market according to the latest data published by the CMT (Spanish Communications Authority) as of December 2013, with a market share of 43.7% on average in number of subs in 4Q 2013 (43.8% on average in 2013). According to internal estimates, the market share in number of subscribers in 1Q 2014 is of 43.2%, with Canal+ maintaining its absolute leadership position in the market. As of June 2014 there is no update on CMT reports.

We detail below the market position of Canal+:

Canal+ market position

Enero - Marzo 2014


Resto
11%
GolTV
6%
Canal+
43%
Imagenio
19%
ONO
21%

Enero – Marzo 2013


Resto
11%
Gol TV
7%
Canal+
43%
Imagenio
17%
ONO
22%

Source: Internal estimates (1Q 2014)

b_ Operating KPIS

Satellite subscribers increase in 1Q 2014 by 10,975.

Canal+ satellite subscribers

	Jun 2014	Dic 2013	Var. Abs
Satélite (DTH)	1.597.311	1.620.632	(23.321)

Satellite ARPU in 1H 2014 stood at 43.0 Euros on average, in line with the 43.0 Euros on average of 1H 2013.

Evolution of Canal+ ARPU (€)


-0.43€
43,1
43,5
42,9
42,5
41,5
43,5
2013
2014
1T
2T
3T
4T

The number of *iPlus* subscribers continued to grow. As of June 2014 the number of subscribers to **iPlus** stood at 654,094, implying a growth of 47,219 versus June2013 and a penetration of 37.9%.
Churn stood at 15.4% as of June 2014, slightly below the 17.9% of June 2013 and implying an important improvement from the 18% of December 2013.

Digital development: Evolution of subscribers of Yomvi (thousands of users)

In the platform's digital development, we highlight **YOMVI** which in Junio reached **453 thousand unique users**, of which 425 thousand are also satellite subscribers, (26.7% penetration). This compares to the 293 thousand as of June 2013 (17% penetration).


346 347 329 278 257 339 414 444 452 470 517 512 541 547 527 426
14 16 15 14 22 18 22 28 29 28 32 32 37 39 38 27
mar'13 apr'13 may'13 jun'13 jul'13 aug'13 sep'13 oct'13 nov'13 dec'13 jan'14 feb'14 mar'14 apr'14 may'14 jun'14
Satellite
OTT

In addition, the **use that the subscribers make of the platform has also greatly increased**. Catch-up content downloads have increased from 1.9 million in March 2013 to 4.4 million in March 2014.

Digital development: Evolution of downloads from Yomvi (thousands)


2.143 1.971 2.153 1.877 1.987 2.329 2.614 3.253 3.853 4.581 5.451 4.851 4.419 4.987 5.335 4.377
mar'13 apr'13 may'13 jun'13 jul'13 aug'13 sep'13 oct'13 nov'13 dec'13 jan'14 feb'14 mar'14 apr'14 may'14 jun'14